Exhibit 99.1

Hutchison China MediTech Limited (“Chi-Med”) Reports Interim Results for the Six Months Ended June 30, 2016, Provides 2016 Financial Guidance and Updates Shareholders on Key Clinical Programs

•            Group revenue up 27% to $104.5 million (H1 2015: $82.5m) and net income attributable to Chi-Med of $0.5 million (H1 2015: $15.9m), reflecting a sharp increase in clinical investment.

•            Innovation Platform — Seven drug candidates in 25 clinical trials (H1 2015: 17) including four pivotal Phase III studies (H1 2015: 1). Planning to publish proof-of-concept or pivotal trial data on four drug candidates at scientific meetings through Q1 2017.

•            Commercial Platform — Total consolidated sales up 48% to $82.3 million (H1 2015: $55.6m); Total sales of non-consolidated joint ventures up 9% to $249.6 million (H1 2015: $229.8m); Total net income attributable to Chi-Med from our Commercial Platform up 12% to $22.1 million (H1 2015: $19.8m). Significant property-related payment expected to come in H2 2016.

•            Completed Nasdaq listing, raising net proceeds of $95.9 million. Available cash resources of $197.5 million at Group level as of June 30, 2016, which includes cash and cash equivalents, short-term investments and unutilized bank facilities.

•            Post-period Event: Amendment of collaboration with AstraZeneca AB (publ) (“AstraZeneca”) — Chi-Med investing $50 million, mainly over three years, to accelerate savolitinib global development in return for 5% point increase in tiered royalty range.

UK Analysts Meeting and Webcast Scheduled Today at 9:00 a.m. BST

U.S. Conference Call Scheduled Today at 9:00 a.m. EDT

London: Tuesday, August 2, 2016: Chi-Med (AIM/NASDAQ: HCM), the China-based biopharmaceutical company focused on discovering and developing targeted therapies for oncology and immunological diseases for the global market, today announces its unaudited financial results for the six months ended June 30, 2016.

Simon To, Chairman of Chi-Med, said:  “Chi-Med has once again made very considerable progress at both the operating and strategic levels.

All aspects of our Innovation Platform’s risk-balanced, innovative drug pipeline have moved forward, including progress in aligning with U.S. and European regulatory authorities in end-of-Phase II meetings on savolitinib and completing enrollment of our first Phase III study on fruquintinib. We have also made great progress in the clinic on sulfatinib, epitinib, HMPL-523, HMPL-689 and theliatinib, all of which are also potential global first-in-class or best-in-class drug candidates.

Once again, our Commercial Platform has generated increased cash flows helping fund our Innovation Platform activities as well as providing a first-class marketing and distribution channel in China for our drug candidates, if they are approved. Our partnerships with major global pharmaceutical companies, created when the global scope of our drug candidates began to emerge, continue to allow us to broaden development plans and represent important global marketing and distribution resources. In the first half, we completed our Nasdaq listing, which broadened our exposure to U.S. specialist investors and strengthened our cash position.

The progress of our drug pipeline and strong cash position, resulting from our increased commercial profits and recent Nasdaq listing, have enabled us to renegotiate our collaboration agreement with AstraZeneca to take a greater share in the potential long-term economic value of savolitinib in return for increasing our investment in savolitinib’s development. We believe this benefits both Chi-Med and AstraZeneca as it allows us to accelerate and broaden savolitinib’s late-stage development in multiple oncology indications.

Our pragmatic approach to finance and risk management has enabled us to build our drug pipeline over a dozen years. We now have multiple shots at success with four pivotal studies underway today, and three more likely to initiate by H1 2017, on a diversified group of drug candidates. The results of these pivotal studies will emerge during 2017-2019, and we believe that if they prove successful, substantial benefits can be created for patients and shareholders alike. Consequently, we view the future with great confidence.”

FINANCIAL HIGHLIGHTS:

Our consolidated financial results are reported under U.S. generally accepted accounting principles (“U.S. GAAP”) and in U.S. dollar currency unless otherwise stated. We also conduct our business through three non-consolidated joint ventures, which are accounted for under the equity accounting method as non-consolidated entities in our consolidated financial statements. Within this announcement, we refer to certain financial results reported by such non-consolidated joint ventures, which are based on figures reported in their respective consolidated financial statements prepared pursuant to International Financial Reporting Standards (as issued by the International Accounting Standards Board). Unless otherwise indicated, references to “subsidiaries” refer to our consolidated subsidiaries and joint ventures (excluding non-consolidated joint ventures).

Group Results

•      Consolidated revenue up 27% to $104.5 million (H1 2015: $82.5m).

•      Net income attributable to Chi-Med of $0.5 million (H1 2015: $15.9m).

•      Strengthened cash position:  Available cash resources of $197.5 million as of June 30, 2016 (December 31, 2015: $38.8m) at the Chi-Med Group level, including cash and cash equivalents, short-term investments and unutilized banking facilities. Increase in cash primarily reflects $95.9 million net proceeds of our March 2016 Nasdaq listing.

Innovation Platform — a broad, risk-balanced, global oncology/immunology pipeline.

•      Consolidated revenue of $22.3 million (H1 2015: $26.9m) and net loss attributable to Chi-Med of $13.7 million (H1 2015: net income $2.0m) driven by $36.0 million (H1 2015: $24.9m) spending mainly for 25 clinical trials, four of which are pivotal Phase III studies on fruquintinib and sulfatinib, as well as the continued expansion of our scientific team, which now includes over 310 scientists and staff.

•      Amendment yesterday to our collaboration with AstraZeneca under which Chi-Med has agreed to provide up to $50 million for  the joint-development costs of savolitinib in return for a 5 percentage point increase in the tiered royalty rates payable on savolitinib sales across all indications in all markets outside of China.

Commercial Platform — a deeply established, cash-generative, pharmaceutical business in China — a commercialization framework for our Innovation Platform candidate drugs.

•      Total consolidated sales up 48% to $82.3 million (H1 2015: $55.6m) mainly resulting from solid progress on Seroquel®.

•      Total sales of non-consolidated joint ventures up 9% to $249.6 million (H1 2015: $229.8m) due primarily to continued expansion of coronary artery disease prescription drug business.

•      Total net income attributable to Chi-Med from our Commercial Platform up 12% to $22.1 million (H1 2015: $19.8m).

•      Solid performance despite the weakening of the Chinese renminbi (“RMB”) over the last year which reduced both our top- and bottom-line growth rates, during the first half of 2016, by -6% in U.S. dollar terms.

•      Expect to receive about $70 million second installment of the total approximately $114 million land compensation and subsidies from the Shanghai government, leading to an estimated one-time gain to the Chi-Med Group of over $35 million in Q4 2016.

2016 FINANCIAL GUIDANCE: We provide full year 2016 financial guidance, as detailed below:

Group Level:

• Consolidated revenue	$190-205 million
• Administrative, interest and income tax expenses	$16-18 million
• Net income attributable to Chi-Med	$0-5 million

Innovation Platform:

• Consolidated revenue	$35-40 million
• Research & development expenses	$80-85 million

Commercial Platform:

• Sales (consolidated)	$155-165 million
• Sales of non-consolidated joint ventures	$430-440 million
• One-time gain associated with property-related payments	$35-37 million
• Net income attributable to Chi-Med	$63-66 million

KEY H1 2016 OPERATIONAL HIGHLIGHTS:

Innovation Platform:  Multiple opportunities for success: four pivotal Phase III studies underway and three more fully funded and expected to begin by H1 2017. Each is expected to read-out over the next three years.

•                 Savolitinib:  Potential global first-in-class mesenchymal epithelial transition factor (“c-Met”) inhibitor currently in 12 main clinical studies worldwide in multiple tumor types including kidney, lung and gastric cancers as a monotherapy and in combination with other targeted and immunotherapy agents:

1.           Kidney cancer:

a.         Completed end-of-Phase II meetings with U.S. Food & Drug Administration (“FDA”) and European Medicines Agency (“EMA”); alignment on plans for global savolitinib monotherapy Phase III study in c-Met-driven papillary renal cell carcinoma (“PRCC”) patients.

b.         Initiated global Phase Ib dose finding study of savolitinib in combination with anti-programmed death-1 receptor ligand (“PD-L1”) antibody, durvalumab, in clear cell renal cell carcinoma (“ccRCC”) patients.

2.           Non-small cell lung cancer (“NSCLC”):

a.         Initiated global Phase IIb study of savolitinib in combination with Tagrisso® (osimertinib) in second-line NSCLC patients with epidermal growth factor receptor (“EGFR”) mutations who have failed first-line EGFR tyrosine kinase inhibitor (“TKI”) therapy and harbor c-Met gene amplification. This triggered a $10 million milestone from AstraZeneca to Chi-Med in June 2016.

b.   Initiated or continued four further Phase Ib/II studies in first-, second- and third-line NSCLC patients, including (i) as a monotherapy in NSCLC patients with c-Met mutations that result in Exon 14 skipping; (ii) as a monotherapy in pulmonary sarcomatoid carcinoma (“PSC”) patients with mutations that result in Exon 14 skipping; (iii) as a combination therapy with Iressa® (gefitinib) in NSCLC patients with EGFR mutations and who have failed first-line EGFR TKI therapy; and (iv) as a combination therapy with Tagrisso® in third-line NSCLC patients who have failed Tagrisso® therapy.

3.           Gastric Cancer:

a.         Proof-of-concept studies of savolitinib as a monotherapy in gastric cancer patients with c-Met gene amplification are ongoing in South Korea and China; promising response data, was published by Dr. Jeeyun Lee of Samsung Medical Center in April 2016 at the American Association of Cancer Research meeting.

b.         A Phase Ib dose finding study of savolitinib in combination with Taxol® (docetaxel) in gastric cancer patients with c-Met over-expression is ongoing in South Korea.

•                 Fruquintinib:  Potential global best-in-class selective inhibitor of vascular endothelial growth factor receptor 1/2/3 (“VEGFR”):

1.         Colorectal cancer (third-line or above):  Completed enrollment of a Phase III study, named FRESCO, to test fruquintinib as a monotherapy among third-line metastatic colorectal cancer patients in China; top-line Phase III data expected to be reported in early 2017; plan to submit the China NDA, subject to positive FRESCO outcome, by mid-2017;

2.         NSCLC (third-line): Began enrolling a Phase III study, named FALUCA, to test fruquintinib in third-line NSCLC patients in China, in late 2015 — now over 30 clinical centers are operational; expect to complete enrollment in H1 2017; top-line Phase III data expected to be reported in late 2017; plan to submit China NDA, subject to positive FALUCA outcome, during H1 2018.

3.         Gastric cancer (second-line):  Completed dose finding stage of fruquintinib Phase Ib study in combination with Taxotere® (paclitaxel). Continue to enroll patients in Phase Ib expansion stage.

4.         NSCLC (first-line): Planning underway to start Phase Ib dose finding study of fruquintinib in combination with Iressa® in first-line EGFR-mutant NSCLC patients in China in late 2016.

5.         Production facility in Suzhou, China, operational and ready to support fruquintinib’s potential commercial launch.

•                 Sulfatinib: Selective inhibitor of VEGFR/fibroblast growth factor receptor 1 (“FGFR1”) with strong efficacy in neuroendocrine tumors (“NET”) — enrolling two pivotal Phase III studies:

1.         NET (first-line):

a.         Completed enrollment of a Phase II study of sulfatinib in 81 broad-spectrum NET patients in China; median Progression Free Survival (“PFS”) not yet reached; now enrolling two Phase III studies, named SANET-p (in pancreatic NET patients) and SANET-ep (in extra-pancreatic NET patients), with primary endpoint median PFS; Phase III top-line data expected in 2018.

b.         Initiated U.S. Phase I dose confirmation study in Caucasian patients — currently in 200mg cohort and closing in on China 300mg Phase III dose; expected to complete in H2 2016.

2.         Thyroid cancer: Initiated Phase II proof-of-concept study in patients with locally advanced or metastatic radioactive iodine-refractory differentiated thyroid cancer or medullary thyroid cancer in China.

3.         Biliary tract cancer: Planning underway to start a Phase II study in China in late 2016.

•             HMPL-523:  Potential global first-in-class spleen tyrosine kinase (“Syk”) inhibitor — major potential in immunology and oncology:

1.         Hematological cancer: Granted China FDA Phase I to Phase III clinical trial application clearance in H1 2016 — target to start China Phase I dose escalation in patients with hematologic malignancies in H2 2016; Australia Phase I dose escalation currently in second dose cohort (200mg) and expected to complete in H1 2017; U.S. hematological malignancy Investigational New Drug (“IND”) application submitted in June 2016.

2.         Immunology: Australia Phase I study completed with no evidence of the hypertension/gastrointestinal toxicities encountered by the first-generation Syk inhibitor (fostamatinib); U.S. immunology IND application submitted in H1 2016 — U.S. FDA feedback received, now preparing to submit additional data; planning global rheumatoid arthritis Phase II study for 2017.

•             Epitinib:  Highly differentiated inhibitor of the EGFR designed for optimal blood-brain barrier penetration:

1.         NSCLC with brain metastasis:  Phase Ib study in NSCLC patients with brain metastasis ongoing; granted China FDA Phase II/III clinical trial application clearance granted in July 2016; target to initiate pivotal registration study in H1 2017.

2.         Glioblastoma: Planning underway to start a Phase II study in glioblastoma, a primary brain cancer with EGFR gene amplification, in early 2017.

•             HMPL-689:  Potential global best-in-class, highly selective phosphoinositide 3-kinase delta (“PI3Kδ”) inhibitor, which is over five times more potent than Zydelig® (idelalisib):

Hematological cancer: Initiated Phase I study in healthy volunteers in Australia in H1 2016, now in fifth cohort and expected to complete Phase I dose escalation in H2 2016; plan to start Phase I dose escalation in patients with hematologic malignancies in Australia in H1 2017.

•             Theliatinib:  EGFR inhibitor, over five times more potent than Tarceva® (erlotinib), with potential in patients with solid tumors presenting EGFR gene amplification:

Esophageal cancer/Head and Neck:  Phase I dose escalation study ongoing in China; target to start Phase Ib proof-of-concept studies by the end of 2016.

Commercial Platform:  Continued strong growth in cash flow and profit — representing a solid and stable financial base that underpins a significant portion of Chi-Med’s current market value.

•             Prescription Drugs business performing very well — consolidated sales up 49% to $67.6 million (H1 2015: $45.4m); and total sales of non-consolidated Prescription Drugs joint venture up 22% to $126.8 million (H1 2015: $103.9m).

1.         She Xiang Bao Xin (“SXBX”) pill — our most important commercial product, is a prescription vasodilator proprietary to our joint venture:  Accounted for approximately 12% of China’s over $1.5 billion botanical coronary artery disease prescription drug market, full patent protection through 2029; H1 2016 sales up 16% to $110.1 million (H1 2015: $94.9m); SXBX pill represents 87% of the sales of SHPL, our joint venture, which contributed 91% of our $16.3 million (H1 2015: $12.1m) consolidated Prescription Drugs operating profit in H1 2016.

2.         Seroquel® — prescription antipsychotic under exclusive commercial license from AstraZeneca within China: Accounted for approximately 5% of China’s antipsychotic prescription drug and 46% of the generic quetiapine market; Seroquel® is the only extended release (“XR”) quetiapine formulation approved in China; H1 2016 sales up 282% to $17.2 million (H1 2015: $4.5m); 2016 is the first full year of Seroquel® commercialization under Chi-Med.

•    Substantially completed move to new factory in Shanghai, almost tripling the manufacturing capacity of our Prescription Drugs joint venture. Triggering about $114 million total cash compensation and subsidies for the surrender of its land-use rights for its old factory site.

•             Consumer Health business stable despite over-the-counter (“OTC”) drug capacity constraints — consolidated sales up 44% to $14.6 million (H1 2015: $10.1m); and total sales of non-consolidated Consumer Health joint venture down 2% to $122.7 million (H1 2015: $125.9m). Sales in our OTC drug joint venture were down marginally due to tight manufacturing capacity resulting from the move to new factory in Bozhou, Anhui province; despite this, our OTC drug joint venture’s portfolio of  mature, market leading products, contributed 99% of our $8.6 million (H1 2015: $10.1m) consolidated Consumer Health operating profit in  H1 2016.

EXPECTED MAJOR NEAR-TERM CATALYSTS:  We target to publish data on four drug candidates in five Phase Ib-III studies before the end of Q1 2017, including:

• Savolitinib Phase II data in PRCC patients;

• Epitinib Phase Ib data in NSCLC patients with brain metastasis;

• Fruquintinib Phase II data in third-line NSCLC patients;

• Sulfatinib Phase II data in pancreatic and extra-pancreatic NET patients; and

• Fruquintinib Phase III top-line data in third-line or above colorectal cancer patients.

We target to initiate pivotal registration trials on two further drug candidates before the end of H1 2017, including:

• Savolitinib Phase III in c-Met-driven PRCC patients;

• Epitinib Phase II/III in first-line patients with EGFR-mutant NSCLC patients with brain metastasis; and

• Savolitinib Phase III in combination with Tagrisso® in second-line NSCLC (T790M-/c-Met+) patients.

POST PERIOD EVENT:  Amendment of Co-Development Agreement with AstraZeneca on Savolitinib global development plan:

In order to accelerate savolitinib’s global development, as announced yesterday, Chi-Med and AstraZeneca agreed to amend the 2011 global licensing, co-development and commercialization agreement regarding savolitinib. Under the amendment, Chi-Med will contribute up to $50 million, spread primarily over three years, to the joint-development costs of the global pivotal Phase III study in c-Met-driven PRCC. Subject to approval in the PRCC indication, Chi-Med will receive a 5 percentage point increase in the global (excluding China) tiered royalty rate payable on savolitinib sales across all indications, thereby increasing the tiered royalty to 14% to 18%. After total aggregate sales of savolitinib have reached $5 billion, the royalty will step down over a two year period, to an ongoing royalty rate of 10.5% to 14.5%. All other provisions of the 2011 Agreement will remain unchanged.

Conference Call and Webcast Information:

An analyst presentation and webcast will be held today at 9:00 a.m. BST (4:00 p.m. HKT) at Citigate Dewe Rogerson, Third Floor, 3 London Wall Buildings, London, EC2M 5SY. Investors may participate in the call or access a live video webcast of the call via the Company’s website at http://www.chi-med.com/investors/event-information/. A conference call for U.S. investors will also be held today at 9:00 a.m. EDT. To participate in the US call, please dial +1-212-999-6659. For all dial-in numbers please use conference ID “Chi-Med”.

Enquiries

Investor Enquiries
Christian Hogg, CEO	+852 2121 8200

International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile)	anthony.carlisle@cdrconsultancy.co.uk

U.S. Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile)	bmiles@bmccommunications.com

Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile)	sduffy@bmccommunications.com

Investor Relations
Brian Korb, The Trout Group	+1 (917) 653 5122	bkorb@troutgroup.com
(Mobile)

David Dible,	+44 7967 566 919	david.dible@citigatedr.co.uk
Citigate Dewe Rogerson	(Mobile)

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500

About Chi-Med

Chi-Med is an innovative China-based biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products. Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market. Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (“CK Hutchison”) (SEHK: 0001). For more information, please visit: www.chi-med.com.

References

Unless the context requires otherwise, references in this announcement to the “Group,” the “Company,” “Chi-Med,” “Chi-Med Group,” “we,” “us” and “our” refer to Chi-Med and its consolidated subsidiaries and joint ventures unless otherwise stated or indicated by context.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements  can be identified by words like “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “pipeline,” “could,” “potential,” “believe,” “first-in-class,” “best-in-class,” “designed to,” “objective,” “guidance,” “pursue,” or similar terms, or by express or implied discussions regarding potential drug candidates, potential indications for drug candidates or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any of our drug candidates will be approved for sale in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such drug candidates will achieve any particular revenue levels. In particular, management’s expectations could be affected by, among other things: unexpected regulatory actions or delays or government regulation generally; the uncertainties inherent in research and development, including the inability to meet our key study assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria and funding requirements, changes to clinical protocols, unexpected adverse events or safety, quality or manufacturing issues; the inability of a drug candidate to meet the primary or secondary endpoint of a study; the inability of a drug candidate to obtain regulatory approval in different jurisdictions or gain commercial acceptance after obtaining regulatory approval; global trends toward health care cost containment, including ongoing pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes, and government investigations generally; and general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries and uncertainties regarding future global exchange rates. For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM. Chi-Med is providing the information in this announcement as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

In addition, this announcement contains statistical data and estimates that we obtained from industry publications and reports generated by third-party market research firms, including Frost & Sullivan, an independent market research firm, and publicly available data. All patient population, market size and market share estimates are based on Frost & Sullivan research, unless otherwise noted. Although we believe that the publications, reports and surveys are reliable, we have not independently verified the data. Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed above.

Inside Information

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014.

Ends

CHAIRMAN’S STATEMENT

Our aim is to become the first large-scale innovative global biopharmaceutical company to emerge from China.

If we are able to become the first China-based company to succeed in steering a novel drug from invention through global approvals, we will take a major step towards this aim. We believe our progress in advancing savolitinib and fruquintinib toward submissions for approval is particularly encouraging. Approval of these drug candidates, if successful, would propel us to a new era, in which we believe our five other clinical drug candidates, and the proven discovery capability of our scientific team, could take us to new heights.

For over a decade, we and our partners have invested almost $400 million in pursuit of our aim. Our over 310-person strong scientific team has created a broad portfolio of differentiated products in the global targeted therapy arena in oncology and immunology. We have focused on developing highly selective drug candidates against multiple novel and validated molecular targets, all of which have the potential to be global first-in-class or best-in-class. We believe that the use of these drug candidates as monotherapies or in combination treatments with other oncology and immunology therapies can significantly improve global patient outcomes and create substantial shareholder value.

The recent amendment of our global collaboration agreement on savolitinib with AstraZeneca evidences our belief in savolitinib’s potential across multiple oncology indications.

Key elements of our strategy are:

To design novel drug candidates against well-characterized targets with global first-in-class potential — We believe our most significant market opportunity is developing innovative drug therapies that have global first-in-class potential in areas of high unmet needs. In order to limit our risk, we focus on novel tyrosine kinase targets, that have a deep body of evidence to support their role in cell signaling in cancer or inflammation, such as c-Met, Syk and FGFR.

To use a chemistry-focused approach centered on kinase selectivity to create global best-in-class products — In addition to novel targets, we balance risk by also creating drug candidates against proven validated targets including VEGFR, EGFR and PI3Kδ. We believe that there is a lot of room to improve on the first generation of TKIs that have emerged over the last fifteen years. We work to develop differentiated next generation TKIs characterized by high selectivity and superior pharmacokinetic properties leading to improved patient tolerability.

To pursue a practical and efficient clinical and regulatory strategy — China’s large patient population, combined with lower clinical trial costs, as compared to the West, allows for rapid and lower risk development through proof-of-concept on validated targets. On novel targets, we accept higher risk and pursue global clinical development from day one in order to maximize the chance of achieving a global first-in-class position.

A risk-balanced approach to financing long-term investment in innovation — Chi-Med has followed an unconventional path to reach its current stage of development. We have balanced risk in every manner possible, focusing on building a financially sustainable company with a low chance of negative binary outcome. Starting with the above risk-balanced portfolio approach to choosing the novel/validated kinase targets on which we base our research; to our partnerships with AstraZeneca and Eli Lilly and Company (“Lilly”) which have broadened our development plans, and provided technical support and global reach; to basing our operations in China where generally lower operating costs allow us to employ a scientific team large enough to manage development of such a broad pipeline; to building a powerful Commercial Platform which provides us steady cash flow; and finally, our relationship with our majority shareholder, CK Hutchison, who has had a long-term, practical, mind-set. These factors distinguish us from, and provide a competitive advantage over, the venture capital-backed path of evolution of most emerging global biotech companies.

We believe we are fast approaching the achievement of our aim, and view the future with great optimism. As always, I would like to express my deep appreciation for the support of our investors, directors and partners and for the commitment and dedication of all of Chi-Med’s management and staff, without whom none of this would be possible.

Simon To

Chairman, August 1, 2016

FINANCIAL REVIEW

Chi-Med Group revenues for the six months ended June 30, 2016 increased 27% to $104.5 million (H1 2015: $82.5m), driven mainly by a full period of Seroquel® sales in China, which our consolidated joint venture Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited (“Hutchison Sinopharm”) began marketing under an exclusive license from AstraZeneca in Q2 2015. It should be noted that Group revenues do not include the revenues of our two large-scale, 50/50 joint ventures in China, Shanghai Hutchison Pharmaceuticals Limited (“SHPL”) and Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited (“HBYS”), since these are accounted for using the equity method.

Our Commercial Platform, which continues to be Chi-Med’s primary profit and cash source, grew operating profit by 12% to $24.9 million (H1 2015: $22.2m) as a result of strong performance by SHPL’s coronary artery disease Prescription Drug business. The Innovation Platform kept operating loss at $13.8 million (H1 2015: operating profit $2.0m) despite a major expansion of clinical activities, rapid organization growth to support these clinical activities and investment in the expansion of small molecule manufacturing operations.

Net corporate unallocated expenses, primarily Chi-Med Group overhead and operating costs, increased to $5.8 million (H1 2015: $4.3m) primarily due to our Nasdaq listing and the resulting increased organization and third-party advisor costs in the audit and compliance areas.

Consequently, Chi-Med Group operating profit was $5.3 million (H1 2015: $19.9m).

Total interest expense, tax and profits attributable to non-controlling interests during the period increased to $4.8 million (H1 2015: $4.0m) driven largely by 5% withholding taxes accrued on the net income of our Commercial Platform joint ventures during the period.

The resulting total Group net income attributable to Chi-Med was therefore $0.5 million (H1 2015: $15.9m).

In the first half of 2015, in accordance with U.S. GAAP, Chi-Med recorded a non-cash accretion charge of $42.0 million which was equivalent to the estimated value of redeemable preferred shares in our Innovation Platform subsidiary, Hutchison MediPharma Holdings Limited (“HMHL”), held by Mitsui & Co., Ltd. (“Mitsui”). In July 2015, we completed a transaction to roll-up Mitsui’s preferred shares in HMHL into Chi-Med ordinary shares and thereby eliminated the chance that cash would be needed to redeem the preferred shares as well as the need for further future non-cash accretion charges.

As a result, Group net income attributable to ordinary shareholders of Chi-Med, for the first half of 2016, was $0.5 million, or $0.01 per ordinary share / $0.005 per American Depositary Share (“ADS”), compared to a net loss attributable to ordinary shareholders of Chi-Med of $26.1 million, or $0.49 per ordinary share / $0.245 per ADS, in the same period in 2015.

Cash and Financing

In the past five years, as our clinical spending has escalated, we endeavored to remain consistently cash-positive at the Chi-Med Group level. In the first half of 2016, we succeeded in generating $9.1 million (H1 2015: $0.4m) in net cash from operating activities. This was driven by increased dividends paid by our non-consolidated Commercial Platform joint ventures and payments received from AstraZeneca, Lilly, and Nutrition Science Partners Limited (“NSP”), our joint venture with Nestlé Health Science SA (“Nestlé”), which, in aggregate, more than offset the costs of our research and development programs.

In March 2016, we successfully completed our Nasdaq listing and were able to raise $110.2 million in new equity capital, or $95.9 million net of expenses incurred, to strengthen our balance sheet and support development plans, through to planned NDA submissions, for our lead drug candidates, savolitinib, fruquintinib, sulfatinib and epitinib.

As of June 30, 2016, we had available cash resources of $197.5 million (December 31, 2015: $38.8m) at the Chi-Med Group level including cash and cash equivalents and short-term investments of $122.5 million (December 31, 2015: $31.9m) and unutilized bank borrowing facilities of $75.0 million (December 31, 2015: $6.9m).

In addition, as of June 30, 2016, our non-consolidated joint ventures (SHPL, HBYS and NSP) held $72.2 million (December 31, 2015: $80.9m) available cash resources. In Q4 2016, our Prescription Drug joint venture, SHPL, expects to receive about $70 million of property compensation from the Shanghai government. This will lead to, at the Chi-Med Group level, an estimated one-time gain of over $35 million and a further dividend of about $40 million in H1 2017. We also expect to conclude negotiations for the return of land use rights for unused land under the HBYS joint venture in Guangzhou in 2017, thereby triggering further compensation.

Outstanding bank loans as of June 30, 2016 amounted to $41.9 million (December 31, 2015: $49.8m) at the Chi-Med Group level, of which $26.8 million is guaranteed by a wholly-owned subsidiary of CK Hutchison. Our total Chi-Med Group weighted average cost of borrowing in H1 2016 on both unsecured and guaranteed loans, including all interest and guarantees fees, was 2.6%. As of June 30, 2016, our non-consolidated joint ventures had outstanding bank loans of $31.5 million (December 31, 2015: $26.5m) as they approached completion of construction of the two new Commercial Platform factories. These new factories will almost triple our joint ventures’ manufacturing capacity and are enabling them to move out of central Shanghai and Guangzhou thereby unlocking the significant land-value of their old sites.

In summary, we believe that the cash currently held are sufficient to fund all our near-term activities, including the increased cash requirements resulting from the recent amendment to the savolitinib collaboration with AstraZeneca.

OPERATIONS REVIEW

INNOVATION PLATFORM

The Chi-Med pipeline of drug candidates has been created and developed by the in-house research and development operation which was started in 2002. Since then, we have assembled a large team of over 310 scientists and staff (June 30, 2015: 251) based in China and operating a fully-integrated drug discovery and development operation covering chemistry, biology, pharmacology, toxicology, chemistry and manufacturing controls for clinical and commercial supply, clinical and regulatory and other functions. Looking ahead, we plan to continue to leverage this platform, as we have in the past decade, to produce novel drug candidates with global potential.

Innovation Platform revenue in the first half of 2016 remained largely flat at $22.3 million (H1 2015: $26.9m) reflecting a combination of milestone payments, service fees and clinical cost reimbursements received from AstraZeneca, Lilly and NSP. Net loss attributable to Chi-Med increased to $13.7 million (H1 2015: net profit $2.0m) driven by $36.0 million (H1 2015: $24.9m) in research and development spending on our pipeline of seven oncology and immunology drug candidates.

Product Pipeline Progress

Savolitinib (AZD6094):  Savolitinib is a potential global first-in-class inhibitor of c-Met, an enzyme which has been shown to function abnormally in many types of solid tumors. We designed savolitinib to be a potent and highly selective oral inhibitor, which through chemical structure modification addressed human metabolite-related renal toxicity, the primary issue that halted development on several other selective c-Met inhibitors. In clinical studies to-date, in over 370 patients, savolitinib has exhibited no renal toxicity as well as promising signs of clinical efficacy in patients with c-Met gene alterations in PRCC, NSCLC, colorectal cancer and gastric cancer. We are currently testing savolitinib in partnership with AstraZeneca in multiple Phase Ib/II studies, both as a monotherapy and in combination with other targeted therapies.

AstraZeneca collaboration amendment:  On August 1, 2016, Chi-Med agreed to contribute up to $50 million, spread primarily over three years, to the joint development costs of the global pivotal Phase III study in c-Met-driven PRCC. Subject to approval in the PRCC indication, Chi-Med will receive a 5 percentage point increase in the global (excluding China) tiered royalty rate payable on savolitinib sales across all indications, thereby increasing the tiered royalty to 14% to 18%. After total aggregate sales of savolitinib have reached $5 billion, the royalty will step down over a two year period, to an ongoing royalty rate of 10.5% to 14.5%. All other provisions of the 2011 agreement will remain unchanged.

Savolitinib — Kidney Cancer:   High proportion of MET-driven patients. Four studies underway.

Study 1 — Enrollment complete — Phase II PRCC savolitinib 600mg monotherapy (U.S., Canada, U.K. and Spain) — We completed enrollment of this 109 patient study in October 2015. We plan to report the results of this study at a future scientific conference in early 2017. We have observed in this open-label Phase II study, as we did in the Australia Phase I study, clear efficacy among patients with c-Met-driven disease. We remain of the view that PRCC represents a clear unmet medical need. We have completed end of Phase II meetings with the U.S. FDA and EMA and planning for a pivotal Phase III study, targeting c-Met-driven PRCC patients, is underway. We expect to initiate the global Phase III study in late 2016 or early 2017. PRCC represents approximately 10-15% of kidney cancer, with about half of all PRCC patients harboring c-Met-driven disease.

Study 2, Study 3 and Study 4 — Enrolling — Phase Ib study of savolitinib (600mg daily) monotherapy and in combination with durvalumab (anti-PD-L1) in both PRCC and ccRCC patients (U.K.) — A Phase Ib dose finding study began in H1 2016, named the CALYPSO study, at Bart’s Hospital in London, to assess safety/tolerability of savolitinib and durvalumab combination therapy as well as preliminary efficacy of the savolitinib as a monotherapy or combination therapy in several c-Met-driven kidney cancer patient populations.

Savolitinib — Lung Cancer:   Savolitinib’s largest market opportunity. Four studies underway.

Study 5 — Enrolling — Phase IIb expansion NSCLC (second-line), EGFR TKI refractory, savolitinib (600mg daily) in combination with Tagrisso® (Global) — In June 2015, we published the TATTON Phase I dose finding study at the American Society of Clinical Oncology (“ASCO”) meeting, reporting a 55% objective response rate (“ORR”) and 100% disease control rate (“DCR”) among Iressa® or Tarceva® refractory T790M+/- patients, meaning that the patient’s T790M status was known. Since then we have continued to enroll patients to confirm safety and efficacy and to further define the molecular types that benefit from the combination therapy. We have now initiated a global Phase IIb expansion study in second-line NSCLC, for which AstraZeneca paid Chi-Med a $10 million milestone, aiming to recruit 25 further c-Met gene amplified and T790M- patients. We target to complete this Phase IIb expansion study by the end of 2016, and if ORR and duration of response are in line with what we have seen to-date, we will consider moving directly to a pivotal global Phase III study and seeking potential U.S. FDA Breakthrough Therapy designation. In this second-line NSCLC population, c-Met-driven disease exists in 15-20% of patients.

Study 6 — Enrolling — Phase II NSCLC (third-line), EGFR/T790M TKI-refractory, savolitinib (600mg daily) in combination with Tagrisso® (Global) —  Our second study arm has begun enrollment for a Phase II trial to evaluate the use of savolitinib in combination with Tagrisso® in patients with c-Met gene amplification who have progressed following treatment with Tagrisso® (i.e. T790M+/c-Met+). Data presented in June 2016 at ASCO (rociletinib) suggested that in this third-line EGFR/T790M TKI-resistant NSCLC population about 18% of patients harbor c-Met gene amplification.

Study 7 — Planned for H2 2016 — Phase II NSCLC (second-line), EGFR TKI-refractory, savolitinib (600mg daily) in combination with Iressa® (China) — We have completed a Phase Ib dose finding study of savolitinib in combination with Iressa® in c-Met gene amplified patients. We believe savolitinib in combination with Iressa® could provide a lower-cost treatment option, as compared to savolitinib in combination with Tagrisso® (Study 5 and Study 6), which could benefit uninsured, second-line NSCLC patients in both developed and emerging markets, given recent patent expiry of Iressa®.

Study 8 — Enrolling — Phase II c-Met-driven NSCLC (first-line) savolitinib (600mg daily) monotherapy (China) — A Phase II study of savolitinib in ongoing in first-line NSCLC and PSC patients, focusing on two main patient populations: (1) the 3-4% of patients with c-Met Exon-14 skipping; and (2) the 1-2% of patients with c-Met gene amplification.

Savolitinib — Gastric Cancer:  Four Phase Ib gastric cancer clinical studies in China and a Phase Ib study, named the VIKTORY study, being run at Samsung Medical Center in South Korea:

Study 9 — Enrolling — Phase Ib gastric cancer, savolitinib monotherapy, patients with c-Met gene amplification (South Korea/China) — Phase Ib studies of savolitinib are ongoing, and to date we have seen promising preliminary clinical efficacy in the roughly 10% of gastric cancer patients that harbor c-Met gene amplification.

Study 10, Study 11 and Study 12 — Enrolling — Phase Ib studies of savolitinib (600mg daily) monotherapy and in combination with Taxotere® in c-Met over-expression gastric cancer (South Korea/China) — Phase Ib dose finding studies are underway to assess safety/tolerability of savolitinib and Taxotere® combination as well as preliminary efficacy of the savolitinib monotherapy and combination therapy in the approximately 40% of gastric cancer patients harboring c-Met over-expression.

HMPL-523:  HMPL-523 is a potential global first-in-class oral inhibitor targeting Syk, a key protein involved in B-cell signaling. Modulation of the B-cell signaling system has proven significant potential for the treatment of certain chronic autoimmune diseases, such as rheumatoid arthritis as well as hematological cancers. We believe HMPL-523, as an oral drug candidate, has important advantages over intravenous monoclonal antibody immune modulators in rheumatoid arthritis in that small molecule compounds clear the system faster, thereby reducing the risk of infections from sustained suppression of the immune system.

Study 20 — Complete — Phase I study (healthy volunteers) (Australia) — In June 2014, we began a Phase I dose escalation study among healthy individuals to ascertain the maximum tolerated dose of HMPL-523. We successfully completed ten single dose cohorts, from 5mg once daily through to 800mg once daily; and three multiple dose cohorts, from 200mg once daily through 400mg once daily for 14 days. We determined that the 400mg multiple dose is well above our expected efficacious dose in humans. Consequently, we have no intention to escalate the dose further in healthy volunteers. The preliminary safety profile of HMPL-523 is in-line with expectations. Off-target toxicities such as diarrhea and hypertension, which led to the failure of first-generation Syk inhibitor fostamatinib, were not observed with HMPL-523 in Phase I. Furthermore, HMPL-523 demonstrated a dose-dependent suppression of B-cell activation. We have submitted our U.S. immunology IND application and engaged with the U.S. FDA around our plan for a global Phase II study in rheumatoid arthritis; we are currently preparing for submission of additional data to the U.S. FDA after which we target to initiate the Phase II study in 2017.

Study 21 — Enrolling — Phase I study of HMPL-523 in hematological cancer (second/third-line) (Australia/China) — In January 2016, we initiated a Phase I dose escalation study of HMPL-523 in Australia in patients with relapsed and/or refractory B-cell non-Hodgkin’s lymphoma or chronic lymphocytic leukemia for whom there is no standard therapy. We are planning two stages for this study, dose escalation and dose expansion. We have completed the 100mg daily cohort and are now mid-way through the 200mg cohort. In Q2 2016, we received clearance from the China FDA on our hematological cancer IND application, meaning that, for the first time, we were granted clearance to progress a drug candidate from Phase I through Phase III in China without further formal submissions being required. We intend to initiate a Phase I dose escalation in B-cell non-Hodgkin’s lymphoma or chronic lymphocytic leukemia patients in China during H2 2016. In addition, we also target to submit a U.S. hematological cancer IND application during Q3 2016 and accelerate U.S. development. We believe that these Australia, China and U.S. studies can rapidly provide proof-of-concept on HMPL-523, consistent with the strong efficacy of Gilead’s Syk inhibitor entospletinib.

Fruquintinib (HMPL-013):  Fruquintinib is a highly selective and potent oral inhibitor of VEGFR 1/2/3 that we believe has the potential to be a global best-in-class VEGFR inhibitor for many types of solid tumors. Fruquintinib’s unique kinase selectivity has been shown to reduce off-target toxicity thereby allowing for full VEGFR inhibition 24-hours a day, as well as possible use in combination with other TKIs and chemotherapy in earlier lines of treatment. We believe these are major points of differentiation compared to other approved small molecule VEGFR inhibitors, such as Sutent® (sunitinib), Nexavar® (sorafenib) and Stivarga® (regorafenib). In partnership with Lilly, we are running pivotal Phase III studies of fruquintinib in China in colorectal cancer and NSCLC while also exploring fruquintinib combinations with Taxotere® in gastric cancer and Iressa® in NSCLC.

Study 14 — Enrollment complete — Phase III study in colorectal cancer (third-line or above), fruquintinib monotherapy (China) — In December 2014, following positive Phase II results which were published at the 2015 European Society for Medical Oncology conference, we initiated the FRESCO study, which is a pivotal Phase III study in patients with locally advanced or metastatic colorectal cancer who have failed at least two prior systemic chemotherapies. Patients are randomized at a 2:1 ratio to receive either 5mg of fruquintinib orally once per day, on a 3 weeks on/1 week off cycle, plus best supportive care or placebo plus best supportive care. The primary endpoint is overall survival, with secondary endpoints including PFS, ORR, DCR and duration of response. Enrollment was completed in April 2016. Once FRESCO hits a predetermined number of overall survival events, currently expected in Q1 2017, we will un-blind the study. Subject to a positive outcome, we intend to submit fruquintinib’s NDA to the China FDA by mid-2017.

Study 15 — Enrolling — Phase III NSCLC third-line fruquintinib monotherapy (China) — In December 2015, following positive Phase II results, which will be presented in a scientific conference in late 2016, we initiated the FALUCA study, which is a pivotal Phase III study in advanced non-squamous NSCLC patients in China who have failed two prior systemic chemotherapies. Patients are randomized at a 2:1 ratio to receive either 5mg of fruquintinib orally once per day, on a 3 weeks on/1 week off cycle plus best supportive care, or placebo plus best supportive care. The primary endpoint is overall survival, with secondary endpoints including PFS, ORR, DCR and duration of response. We expect to complete FALUCA enrollment in early 2017 and reach overall survival endpoint maturity in late 2017.

Study 16 — Enrollment expanded — Phase Ib study of fruquintinib in combination with Taxotere® in gastric cancer (second-line) (China) — In early 2015, we began a Phase Ib dose finding study of fruquintinib in combination with Taxotere®. We have now completed the study and have established what we believe is a safe and effective combination regimen, in which the combination is well tolerated and the fruquintinib dose is expected to provide full VEGFR inhibition 24-hours a day. This is an outcome that has not been achieved before with a small molecule VEGFR TKI. We continue to enroll patients in this Phase Ib, in order to expand the data-set.

Sulfatinib (HMPL-012):  Sulfatinib is an oral drug candidate that selectively inhibits the tyrosine kinase activity associated with VEGFR and FGFR1, a receptor which also plays a role in tumor growth. Our published Phase I clinical data show that sulfatinib has the highest ORR and PFS, albeit in a small base study, in NET patients for a TKI reported to date. Sulfatinib’s ORR of 38.1% and 18.3 month median PFS in the intent-to-treat population (n=21), across a broad spectrum of NET sub-types, compares favorably to the less than 10% ORR and 11.4 month median PFS for Sutent® and Afinitor® (everolimus), the two approved single agent therapies for pancreatic NET. Sulfatinib is the first oncology candidate that we have taken through proof-of-concept in China and subsequently started clinical development in the U.S. We retain all rights to sulfatinib worldwide and are currently conducting five clinical studies, and planning to initiate a sixth, a Phase II study in biliary tract cancer in late 2016:

Study 17 — Enrollment complete — Phase II open-label study in NET (first-line) of sulfatinib monotherapy (China) — In early 2015, we began a Phase Ib study in China in broad-spectrum NET patients (pancreatic, gastrointestinal tract, liver, lymph and lung, among others) which was transitioned into an open-label, Phase II study for which enrollment of 81 patients was completed in December 2015. We expect to reach median PFS in the second half of 2016 and present data at a scientific conference shortly thereafter.

Study 17.a. — Enrolling — Phase III pancreatic NET sulfatinib monotherapy (China) — In March 2016, we initiated the SANET-p study, which is a pivotal Phase III study in patients with low- or intermediate-grade, advanced pancreatic NET. Patients are randomized at a 2:1 ratio to receive either 300mg of sulfatinib orally once per day, or placebo, on a 28-day treatment cycle. The primary endpoint is PFS, with secondary endpoints including ORR, DCR, time to response, duration of response, overall survival, safety and tolerability. We expect to complete enrollment in H2 2017 and publish top-line results in 2018.

Study 17.b. — Enrolling — Phase III extra-pancreatic NET sulfatinib monotherapy (China) — In December 2015, we initiated the SANET-ep study, which is pivotal Phase III study in patients with low or intermediate grade advanced extra-pancreatic NET. Patients are randomized at a 2:1 ratio to receive either 300mg of sulfatinib orally once per day, or placebo, on a 28-day treatment cycle. The primary endpoint is PFS, with secondary endpoints including ORR, DCR, time to response, duration of response, overall survival, safety and tolerability. We expect to complete enrollment in H2 2017 and publish top-line results in 2018.

Study 18 — Enrolling — Phase I sulfatinib monotherapy in advanced solid tumors (U.S.) — A Phase I study Caucasian cancer patients began in the U.S. in November 2015. We are currently in the 200mg cohort and expect to complete dose escalation in H2 2016. Once the Phase II dose among Caucasian patients is established, we intend to begin a U.S. Phase II study in broad-spectrum NET patients in 2017.

Study 19 — Enrolling — Phase II study in recurrent/refractory thyroid cancer patients (China) — In March 2016, we began a Phase II study in patients with recurrent/refractory medullary or differentiated thyroid cancer. We believe that sulfatinib’s VEGFR/FGFR1 inhibition profile has strong potential in this second-line patient population, particularly in China, where there are few safe and effective treatment options.

Epitinib (HMPL-813):   Epitinib is a potent and highly selective and potent oral EGFR inhibitor designed to optimize brain penetration and has demonstrated brain penetration and efficacy in pre-clinical studies. EGFR inhibitors have revolutionized the treatment of NSCLC with EGFR activating mutations. However, existing EGFR inhibitors such as Iressa® and Tarceva® cannot penetrate the blood-brain barrier effectively, leaving the majority of patients with brain metastasis without an effective targeted therapy. We currently retain all rights to epitinib worldwide.

Study 22 — Enrolling — Phase Ib epitinib monotherapy in NSCLC (first-line), EGFR-mutation positive with brain metastasis (China) — We are conducting a Phase Ib proof-of-concept study of epitinib to establish activity in EGFR-mutant NSCLC patients with tumors metastasized to the brain. The preliminary clinical results have been encouraging, showing clear efficacy in both the lung and brain. We plan to present ongoing Phase Ib results at a scientific conference in late 2016. In July 2016 we were granted China FDA Phase II/III clinical trial application clearance thereby allowing us, subject to Phase Ib data remaining positive, to initiate a pivotal Phase II/III trial in early 2017.

Theliatinib (HMPL-309):  Like epitinib, theliatinib is a novel molecule EGFR inhibitor for the treatment of solid tumors. Our hypothesis is that tumors with wild-type EGFR activation, for instance, through gene amplification or protein over-expression, are less sensitive to current EGFR TKIs, Iressa® and Tarceva®, due to sub-optimal binding affinity. Theliatinib has been designed with strong affinity to the wild-type EGFR kinase and has been shown to be five to ten times more potent than Tarceva®. Consequently, we believe that theliatinib has a good chance to benefit patients with esophageal and head and neck cancer, tumor-types with a high incidence of wild-type EGFR activation. We currently retain all rights to theliatinib worldwide.

Study 23 — Enrolling — Phase I study of theliatinib monotherapy in wild-type EGFR NSCLC (China) — We are conducting an open-label Phase I dose escalation study that has completed eight once-daily dose cohorts. The maximum tolerated dose has not yet been reached and dose escalation is continuing, however, we believe that the drug exposures achieved in cohort eight is likely already sufficient to provide clinical efficacy in a selected patient population. When the Phase II dose is finally established, currently expected by the end of 2016, we intend to commence exploratory Phase Ib proof-of-concept studies in esophageal and head and neck cancer.

HMPL-689:  HMPL-689 is a novel, highly selective and potent small molecule inhibitor targeting the isoform PI3Kδ, a key component in the B-cell receptor signaling pathway. We have designed HMPL-689 with superior PI3Kδ isoform selectivity, in particular to not inhibit PI3Kɣ (gamma), to minimize the risk of serious infection caused by immune suppression. HMPL-689’s strong potency, particularly at the whole blood level, also allows for reduced daily doses to minimize compound related toxicity, such as the high level of liver toxicity observed with the first generation PI3Kδ inhibitor Zydelig® (idelalisib). HMPL-689’s pharmacokinetic properties have been found to be favorable with expected good oral absorption, moderate tissue distribution and low clearance, suitable for once daily dosing. We also expect HMPL-689 will have low risk of drug accumulation and drug-to-drug interaction. Given this, we believe that HMPL-689 has the potential to be a global best-in-class PI3Kδ agent.

Study 24 — Enrolling — Phase I study (healthy volunteers) (Australia) — In April 2016, we began a Phase I dose escalation study in healthy adult volunteers to evaluate HMPL-689’s pharmacokinetic and safety profile. We plan to transition this into a Phase I in patients with hematologic malignancies in H1 2017.

HMPL-453:  HMPL-453 is a novel, highly selective and potent small molecule that targets FGFR 1/2/3. HMPL-453 exhibited strong anti-tumor activity that correlated with target inhibition in tumor models with abnormal FGFR gene alterations. We filed our China IND application late in 2015 and await clearance.

HM004-6599:  HMPL-004 is a proprietary botanical drug for the treatment of inflammatory bowel diseases, which we are developing through a joint venture with Nestlé. We are working with Nestlé to prepare an IND application for HM004-6599, an enriched version of HMPL-004, which we expect to submit in 2017.

COMMERCIAL PLATFORM

In the first half of 2016, sales of our Commercial Platform’s subsidiaries grew by 48% to $82.3 million (H1 2015: $55.6m), and sales of our Commercial Platform’s non-consolidated joint ventures, SHPL and HBYS, grew by 9% to $249.6 million (H1 2015: $229.8m). Consequently, consolidated net income attributable to Chi-Med from our Commercial Platform increased by 12% to $22.1 million (H1 2015: $19.8m).

Performance was solid, and we believe in-line with peer group companies in our sub-sector of the China pharmaceutical industry, despite the weakening of the RMB over the last year which reduced both our top- and bottom-line growth rates, during the first half of 2016, by -6% in U.S. dollar terms.

The Commercial Platform, which has been built over the past 16 years, is focused on two core business areas. The first area is our Prescription Drugs business, a high margin/profit business operated through our joint ventures SHPL and Hutchison Sinopharm, in which we nominate management and run the day-to-day operations. Our Prescription Drugs business is a platform that we plan to use to launch our un-partnered drug candidates, such as sulfatinib and epitinib, if approved. The second area is our Consumer Health business, which is a profitable and cash flow generating business selling primarily OTC pharmaceutical products through our non-consolidated joint venture HBYS.

Prescription Drugs business:

In the first half of 2016, sales of our Prescription Drugs subsidiaries grew by 49% to $67.6 million (H1 2015: $45.4m), and sales of our non-consolidated Prescription Drugs joint venture (SHPL) grew by 22% to $126.8 million (H1 2015: $103.9m). Consequently, consolidated net income attributable to Chi-Med from our Prescription Drugs business increased by 29% to $15.3 million (H1 2015: $11.9m), representing 69% of our overall Commercial Platform net income.

SHPL:  Our own-brand, Prescription Drugs business, operated through our non-consolidated joint venture SHPL, continues to perform extremely well with the above 22% sales growth leading to 26% growth in net income after tax of $29.6 million (H1 2015: $23.5m). Our shareholding in SHPL, therefore resulted in consolidated net income attributable to Chi-Med during the first half of 2016 of $14.8 million (H1 2015: $11.7m).

SXBX pill:  SHPL’s key product is its SXBX pill, an oral vasodilator and pro-angiogenesis prescription therapy approved to treat coronary artery disease, which includes stable/unstable angina, myocardial infarction, and sudden cardiac death. There are over 1 million deaths due to coronary artery disease per year in China, with this number set to rise due to an aging population with high levels of smoking (34% of adults), increasing levels of obesity (28% of adults overweight) and hypertension (26% of adults). Its SXBX pill is the third largest botanical prescription drug in this indication in China, with a 12% national market share. Sales of SXBX pill have grown more than twenty-fold since 2001, including 16% in the first half of 2016 to $110.1 million (H1 2015: $94.9m) as a result of continued geographical expansion of sales coverage.

Its SXBX pill is protected by a formulation patent that expires in 2029 and is one of less than two dozen proprietary prescription drugs represented on China’s National Essential Medicines List, which means that all Chinese state-owned health care institutions are required to carry the drug. SXBX pill is a low-cost drug, fully reimbursed in all provinces in China, listed on China’s Low Price Drug List (“LPDL”) with an average daily cost of RMB 3.3 (approximately $0.50). In the coming years, we anticipate continued growth in sales of SXBX pill, in line with recent years given the strength of its proposition, head-room to increase price under the LPDL and the expected expansion of the coronary artery disease market in China driven by an aging population and trends in diet leading to increasing obesity.

The SHPL operation is large-scale in both the commercial and manufacturing areas. The commercial team now has about 2,000 medical sales representatives which allows for the promotion and scientific detailing of our prescription drug products not just in hospitals in provincial capitals and medium-sized cities, but also in the majority of county-level hospitals in China. SHPL is transitioning to a new, Good Manufacturing Practice-certified factory located 40 kilometers south of Shanghai, which holds 74 drug product manufacturing licenses and is operated by over 500 manufacturing staff. The move to this new higher capacity factory will be completed in September 2016 thereby allowing SHPL to return the land use rights of its old factory located 12 kilometers from the center of Shanghai. As compensation for returning the old factory’s land use rights, the local government has agreed to pay SHPL cash and subsidies totaling about $114 million. SHPL received the first installment of $31.1 million in cash in December 2015, and will now receive the second, about $70 million, installment of this compensation in H2 2016 allowing the Chi-Med Group to record a one-time gain of over $35 million in 2016. The final approximately 10% installment will be paid to SHPL in H1 2017 the Chi-Med Group will likely receive an extraordinary dividend of about $40 million from SHPL.

Hutchison Sinopharm:  Our Prescription Drugs commercial services business, which is operated through Hutchison Sinopharm, focuses on providing logistics services to, and distributing and marketing prescription drugs manufactured by, third-party pharmaceutical companies in China. In the first half of 2016, Hutchison Sinopharm made very good progress with sales up 49% to $67.6 million (H1 2015: $45.4m) as a result of full period consolidation of the Seroquel® business versus just over two months in H1 2015. In early 2015, we completed exclusive commercialization deals on Seroquel® (AstraZeneca) and Concor® (Merck Serono) in China which have progressed well in 2016. The deals are helping Hutchison Sinopharm migrate towards being a higher margin, full-service, third-party prescription drugs commercial services company in China.

Seroquel®:  Seroquel® (quetiapine tablets) is an antipsychotic therapy approved for bi-polar disorder and schizophrenia, conditions that are underdiagnosed in China. Seroquel® holds an approximately 5% market share in China’s anti-psychotic prescription drug market, and 46% of China’s generic quetiapine market, primarily as a result of being the first-mover and original patent holder on quetiapine. Seroquel® is the only brand in China to have an XR (extended release) formulation which provides it with a competitive advantage over quetiapine generics. In Q2 2015, we became the exclusive first-tier distributor to distribute and market AstraZeneca’s Seroquel® tablets in China, and we subsequently built a team of over 120 dedicated medical sale representatives, and grew sales in H1 2016 to $17.2 million (H1 2015: $4.5m). We target double-digit growth in sales of Seroquel® over the next several years due to the XR formulation and expected expansion in diagnosis and treatment of antipsychotic diseases in China.

Concor®:  Concor® (Bisoprolol tablets) is a cardiac beta1-receptor blocker, relieving hypertension and reducing high blood pressure. Concor® is the number two beta-blocker in China with an approximate 19% national market share. In 2015, we took over commercial operations in three pilot territories in China with the intention to create synergy with our existing cardiovascular medical sales team by detailing Concor® alongside the SXBX pill on a fee-for-service basis. Sales of Concor® in territories that we control grew 44% in the first half of 2016 resulting in service fees of $0.7 million (H1 2015: $0.4m). We expect strong growth in these fees will be driven by base cardiovascular market expansion as well as potential territorial expansion of Hutchison Sinopharm’s activities.

Consumer Health business:

In the first half of 2016, sales of our Consumer Health subsidiaries increased by 44% to $14.6 million (H1 2015: $10.1m) and sales of our non-consolidated Consumer Health joint venture (HBYS) decreased by 2% to $122.7 million (H1 2015: $125.9m). Consequently, consolidated net income attributable to Chi-Med from our Consumer Health business decreased by 14% to $6.8 million (H1 2015: $7.9m), representing 31% of our overall Commercial Platform net income attributable to Chi-Med.

HBYS:  Our OTC business operated through our non-consolidated joint venture HBYS focuses on the manufacture, marketing and distribution of proprietary OTC pharmaceutical products and is an important source of cash for Chi-Med. HBYS sales have grown over five-fold since its establishment in 2005 and, during this period, HBYS has adopted a low-capex strategy of expanding mainly through the use of contract manufacturers. However, the China FDA’s policy in recent years has made contract manufacturing more difficult, so HBYS has recently moved to expand in-house production capacity three-fold through the establishment of a new factory in Bozhou. The Bozhou factory will commence operations in early 2017; however, in the meantime, supply constraints affected HBYS results during the first half of 2016 with its sales, as shown above, decreasing by 2% and leading to an 11% decline in net income after tax of $17.1 million (H1 2015: $19.2m). Our shareholding in HBYS, therefore resulted in consolidated net income attributable to Chi-Med during the first half of 2016 of $6.9 million (H1 2015: $7.7m).

Fu Fang Dan Shen (“FFDS”) tablets and Banlangen granules:  FFDS tablets (angina) and Banlangen granules (anti-viral cold/flu) are generic OTC drugs with leadership national market share in China of 32% and 51%, respectively. Sales in the first half of 2016 of these two products were $69.9 million (H1 2015: $73.3m) down 5% due to tightness in contract manufacturer supply relating to the move to Bozhou. While sales in any given year will vary based on the severity of climate/flu season, we anticipate that sales of these key OTC drugs will benefit from the underlying general market expansion and the low risk of price erosion due to our focus on the retail pharmacy channel.

HBYS is well established in the OTC industry in China. Its Bai Yun Shan brand (literally meaning “White Cloud Mountain,” a famous scenic spot in Guangzhou) is a household name, established over the past 40 years, and known by the majority of Chinese consumers. In addition to its over 730 manufacturing staff and 147 drug product licenses, HBYS has a commercial team of over 1,200 sales staff that fully cover the retail pharmacy channel on a national level in China. We believe that HBYS’s move to build the Bozhou factory, expanding capacity and decreasing reliance on contract manufacturers, will position us for long-term and sustainable growth.

HBYS property update — HBYS’s vacant Plot 2 (26,700 sqm.) in Guangzhou city, China, has now been listed for sale as part of the Guangzhou municipal government’s redevelopment scheme plan for 2016. The public auction of this land will likely occur in 2017. Based on precedent land transactions in the vicinity, we expect the auction value for Plot 2 to be well over $100 million of which 40% would be paid to HBYS as compensation for return of the land use rights. In addition, the move away from HBYS’s larger, Plot 1 (59,400 sqm.) will be contingent on how the Bozhou factory develops, but, if auctioned, Plot 1 could bring HBYS compensation per sqm. comparable to Plot 2.

Commercial Platform Dividends:  The increasing profits of the Commercial Platform continue to pass through to the Chi-Med Group through dividend payments from our non-consolidated joint ventures, SHPL and HBYS. Dividends of $15.9 million (H1 2015: $6.4m) were paid from these joint ventures to the Chi-Med Group level during the first half of 2016. Net income in SHPL and HBYS have totaled $335 million since 2005, of which a total of $175 million has been paid in dividends to Chi-Med and its partners, with the balance retained primarily to fund factory upgrades, expansion and relocation with minimal bank borrowing. In addition, we expect further dividends in the near term, resulting from property compensation payments to SHPL and HBYS.

Christian Hogg

Chief Executive Officer, August 1, 2016

Hutchison China MediTech Limited

Condensed Consolidated Balance Sheets

(In US$’000)

		June 30,	December 31,
	Note	2016	2015
		(unaudited)
Assets
Current assets
Cash and cash equivalents	3	75,952	31,941
Short-term investments	3	46,587	—
Accounts receivable — third parties		35,851	33,346
Accounts receivable — related parties	13	2,678	1,869
Other receivables, prepayments and deposits		2,522	3,258
Amounts due from related parties	13	1,045	9,293
Inventories	4	7,923	9,555
Deferred tax assets		215	250
Total current assets		172,773	89,512

Property, plant and equipment, net	5	8,773	8,507
Leasehold land		1,291	1,343
Goodwill		3,282	3,332
Other intangible asset		523	571
Long-term prepayment		1,964	2,132
Deferred costs for initial public offering in the United States		—	4,446
Investments in equity investees	6	134,237	119,756
Total assets		322,843	229,599

Liabilities and shareholders’ equity
Current liabilities
Accounts payable — third parties		24,147	20,565
Accounts payable — a related party	13	4,547	3,521
Other payables, accruals and advance receipts		23,679	26,177
Deferred revenue		906	1,171
Amounts due to related parties	13	8,551	6,243
Short-term bank borrowings	7	15,077	23,077
Deferred tax liabilities		2,400	308
Total current liabilities		79,307	81,062

Deferred tax liabilities		1,571	3,415
Long-term bank borrowings	7	26,799	26,768
Deferred revenue		2,903	3,498
Deferred income		2,578	2,132
Other non-current liabilities		10,519	10,447
Total liabilities		123,677	127,322
Commitments and contingencies (note 8)

Company’s shareholders’ equity
Ordinary share; US$1.00 par value; 75,000,000 shares authorized; 60,649,342 and 56,533,118 shares issued at June 30, 2016 and December 31, 2015	9	60,649	56,533
Additional paid-in capital		206,985	113,848
Accumulated losses		(91,510)	(92,040)
Accumulated other comprehensive income		2,327	5,015
Total Company’s shareholders’ equity		178,451	83,356
Non-controlling interests		20,715	18,921
Total shareholders’ equity		199,166	102,277
Total liabilities and shareholders’ equity		322,843	229,599

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Hutchison China MediTech Limited

Condensed Consolidated Statements of Operations

(Unaudited, in US$’000, except share and per share data)

		Six Months Ended June 30,
	Note	2016	2015

Revenues
Sales of goods — third parties		76,861	50,786
Sales of goods — related parties	13	5,398	4,772
Revenue from license and collaboration agreements — third parties	11	18,088	23,248
Revenue from research and development services — third parties		355	1,317
Revenue from research and development services — related parties	13	3,815	2,362
Total revenues		104,517	82,485

Operating expenses
Costs of sales of goods — third parties		(66,445)	(46,448)
Costs of sales of goods — related parties		(4,041)	(3,494)
Research and development expenses		(31,184)	(21,260)
Selling expenses		(8,846)	(3,799)
Administrative expenses		(9,958)	(7,516)
Total operating expense		(120,474)	(82,517)

Loss from operations		(15,957)	(32)

Other income/(expense)
Interest income		189	318
Other income		138	278
Interest expenses		(811)	(707)
Other expenses		(329)	—
Total other expense		(813)	(111)

Loss before income taxes and equity in earnings of equity investees		(16,770)	(143)
Income tax expense	14	(1,687)	(1,161)
Equity in earnings of equity investees, net of tax		21,251	19,368
Net income		2,794	18,064
Less: Net income attributable to non-controlling interests		(2,257)	(2,115)

Net income attributable to the Company		537	15,949

Accretion on redeemable non-controlling interests		—	(42,015)
Net income/(loss) attributable to ordinary shareholders of the Company		537	(26,066)
Earnings/(losses) per share attributable to ordinary shareholders of the Company — basic (US$ per share)	15	0.01	(0.49)
Earnings/(losses) per share attributable to ordinary shareholders of the Company — diluted (US$ per share)	15	0.01	(0.49)
Number of shares used in per share calculation — basic	15	58,822,425	53,172,325
Number of shares used in per share calculation — diluted	15	59,126,085	53,172,325

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Hutchison China MediTech Limited

Condensed Consolidated Statements of Comprehensive (Loss)/Income

(Unaudited, in US$’000)

	Six Months Ended June 30,
	2016	2015

Net income	2,794	18,064

Other comprehensive (loss)/income:
Foreign currency translation (loss)/income	(3,151)	5
Total comprehensive (loss)/income	(357)	18,069

Less: Comprehensive income attributable to non-controlling interests	(1,794)	(2,122)
Total comprehensive (loss)/income attributable to ordinary shareholders of the Company	(2,151)	15,947

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Hutchison China MediTech Limited

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited, in US$’000, except share data in ‘000)

	Ordinary Number	Shares Amount	Additional Paid-in Capital	Accumulated Losses	Accumulated Other Comprehensive Income	Total Company’s Shareholders’ Equity	Non- controlling Interests	Total Equity

As of January 1, 2015	53,076	53,076	76,256	(100,051)	9,870	39,151	17,764	56,915
Net income	—	—	—	15,949	—	15,949	2,115	18,064
Issuance of ordinary shares in relation to exercise of options	224	224	1,024	—	—	1,248	—	1,248
Share-based compensation: share options	—	—	106	—	—	106	—	106
Transfer between reserve	—	—	24	(24)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(2)	(2)	7	5
Dilution of interests in a subsidiary in relation to exercise of options of a subsidiary	—	—	—	2	—	2	—	2
Accretion to redemption value of redeemable non-controlling interests	—	—	(42,015)	—	—	(42,015)	—	(42,015)
As of June 30, 2015	53,300	53,300	35,395	(84,124)	9,868	14,439	19,886	34,325

As of January 1, 2016	56,533	56,533	113,848	(92,040)	5,015	83,356	18,921	102,277
Net income	—	—	—	537	—	537	2,257	2,794
New ordinary shares issued	4,080	4,080	106,080	—	—	110,160	—	110,160
Issuance of ordinary shares in relation to exercise of options	36	36	109	—	—	145	—	145
Issuance costs	—	—	(14,227)	—	—	(14,227)	—	(14,227)
Share-based compensation:
Share options	—	—	1,088	—	—	1,088	—	1,088
Long-term incentive plan	—	—	684	—	—	684	—	684
	—	—	1,772	—	—	1,772	—	1,772
Transfer between reserve	—	—	7	(7)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(2,688)	(2,688)	(463)	(3,151)
Long-term incentive plan: treasury shares held by Trustee	—	—	(604)	—	—	(604)	—	(604)
As of June 30, 2016	60,649	60,649	206,985	(91,510)	2,327	178,451	20,715	199,166

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Hutchison China MediTech Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited, in US$’000)

	Six Months Ended June 30,
	2016	2015
Operating activities
Net income	2,794	18,064
Adjustments to reconcile net income to net cash generated from operating activities
Amortisation of finance costs	31	31
Depreciation and amortization	1,133	896
Loss on retirement of property plant and equipment	5	—
Inventories written off	—	9
Decrease in provision for excess and obsolete inventories due to sales of inventories	(20)	(6)
Allowance for doubtful accounts	55	51
Share-based compensation expense — share options	1,160	275
Share-based compensation expense — long-term incentive plan	786	—
Equity in earnings of equity investees	(21,251)	(19,368)
Dividend received from equity investees	15,917	6,410
Unrealized currency translation losses/(gains)	791	(87)
Income taxes	76	746
Changes in operating assets and liabilities
Accounts receivable — third parties	(2,560)	(8,150)
Accounts receivable — related parties	(809)	(1,071)
Other receivables, prepayments and deposits	736	208
Amounts due from related parties	1,248	(1,284)
Inventories	1,652	(2,607)
Long-term prepayment	168	(2,404)
Accounts payable — third parties	3,582	466
Accounts payable — related parties	1,026	3,108
Other payables, accruals and advanced receipts	641	326
Deferred revenue	(860)	(721)
Deferred income	446	2,404
Amounts due to related parties	2,308	3,147
Net cash generated from operating activities	9,055	443
Investing activities
Purchases of property, plant and equipment	(1,570)	(1,446)
Deposit (in)/out short-term investments	(46,587)	12,179
Investment in an equity investee	(5,000)	—
Net cash (used in)/generated from investing activities	(53,157)	10,733
Financing activities
Proceeds from issuance of ordinary shares	110,305	1,248
Proceeds from exercise of share options of a subsidiary	—	2
Payment of issuance costs	(12,721)	—
Purchase of treasury shares	(604)	—
Proceeds from bank borrowings	5,128	—
Repayment of bank borrowings	(13,128)	(2,564)
Net cash generated from/(used in) financing activities	88,980	(1,314)

Net increase in cash and cash equivalents	44,878	9,862
Effect of exchange rate changes on cash and cash equivalents	(867)	22
	44,011	9,884
Cash and cash equivalents
Cash and cash equivalents at beginning of period	31,941	38,946
Cash and cash equivalents at end of period	75,952	48,830

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Hutchison China MediTech Limited

Notes to Unaudited Condensed Consolidated Financial Statements

1. Organization and Nature of Business

Hutchison China MediTech Limited (the “Company”) and its subsidiaries (together the “Group”) are principally engaged in researching, developing, manufacturing and selling pharmaceuticals and health-related consumer products. The Group and its equity investees have research and development facilities and manufacturing plants in Shanghai and Guangzhou in the People’s Republic of China (the “PRC”) and sell mainly in the PRC and Hong Kong.

On March 17, 2016, the Company’s American Depositary Shares (“ADS”), each representing one-half of one ordinary share, commenced trading on the NASDAQ.  Concurrently, the Company issued 3,750,000 ordinary shares in the form of 7,500,000 ADS for gross proceeds of US$101,250,000.  On April 13, 2016, the Company issued an additional 330,000 ordinary shares in the form of 660,000 ADS for gross proceeds of US$8,910,000.  Issuance costs totalled US$14,227,000, of which US$1,321,000 and US$12,721,000 was paid in the year ended December 31, 2015 and the six months ended June 30, 2016 respectively, with US$185,000 accrued in other payables, accruals and advanced receipts as of June 30, 2016.  The Company’s ordinary shares continue to be listed on the AIM regulated by the London Stock Exchange.

Liquidity

The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term. As of June 30, 2016, the Group had cash and cash equivalents of US$75,952,000, short-term investments of US$46,587,000 and unutilized bank borrowing facilities of US$74,923,000.  Short-term investments are primarily comprised of term deposits over 3 months.  The Group generated positive cash flows from operations of US$9,055,000 and US$443,000 for the six months ended June 30, 2016 and 2015 respectively, including dividends received from equity investees of US$15,917,000 and US$6,410,000 respectively. The Group’s net income attributable to the Company was US$537,000 and US$15,949,000 for the six months ended June 30, 2016 and 2015 respectively, and as of June 30, 2016, the Group had accumulated losses of US$91,510,000.

Based on the Group’s operating plan, existing cash and cash equivalents and short-term investments are considered to be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months (the look-forward period used). The Group’s operating plan includes the continued receipt of dividends from certain of its equity investees but there can be no assurances that these entities will continue to declare and pay dividends to their shareholders.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information.

Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements.  The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual audited consolidated financial statements except for the adoption of Accounting Standards Update (“ASU”) 2015-03 as described below. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included.  The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

Hutchison China MediTech Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Basis of Presentation (Continued)

The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited interim condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal year.  The condensed consolidated balance sheet at December 31, 2015 has been derived from the audited financial statements at that date as adjusted by the effect of the retrospective application of ASU 2015-03 as described below but does not include all the information and footnotes required by U.S. GAAP.  Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2015.

The Group has adopted ASU 2015-03, Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs on January 1, 2016.  This guidance requires debt issuance costs to be presented in the balance sheet as a direct deduction from the carrying value of the associated debt liability. The Group has applied the guidance retrospectively; accordingly, the condensed consolidated balance sheet as of December 31, 2015 has been adjusted by a reclassification from other receivables, prepayments and deposits to long-term bank borrowings for US$155,000.

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Estimates are used when accounting for amounts recorded in connection with acquisitions, including initial fair value determinations of assets and liabilities and other intangible assets as well as subsequent fair value measurements.  Additionally, estimates are used in determining items such as useful lives of property, plant and equipment, write-down of inventories, allowance for doubtful accounts, share-based compensation, impairments of long-lived assets, impairment of other intangible asset and goodwill, taxes on income, tax valuation allowances and revenues from research and development projects.  Actual results could differ from those estimates.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (Topic 842). The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases.  A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognise lease assets and lease liabilities.  If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. ASU 2016-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2018. Early adoption is permitted.  The Group is currently evaluating the method of adoption and the impact ASU 2016-02 will have on the Group’s consolidated balance sheets, results of operations, cash flows and associated disclosures.

Hutchison China MediTech Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net).  ASU 2016-08 clarifies the implementation guidance on principal versus agent considerations.  It includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customer.  ASU 2016-08 is effective for fiscal years and interim periods within those years beginning after December 15, 2017, and early adoption is permitted but not earlier than December 15, 2016.  The Group is currently evaluating the method of adoption and the impact ASU 2016-08 will have on the Group’s consolidated balance sheets, results of operations, cash flows and associated disclosures.

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting.  ASU 2016-09 involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows.  ASU 2016-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2016.  The Group is currently evaluating the method of adoption and the impact ASU 2016-09 will have on the Group’s consolidated balance sheets, results of operations, cash flows and associated disclosures.

In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing.  ASU 2016-10 clarifies the two aspects of Topic 606: identifying performance obligations and the licensing implementation guidance.  ASU 2016-10 along with ASU 2014-09 are effective for fiscal years and interim periods within those years beginning after December 15, 2017, and early adoption is permitted but not earlier than December 15, 2016.  The Group is currently evaluating the method of adoption and the impact ASU 2016-10 and ASU 2014-09 will have on the Group’s consolidated balance sheets, results of operations, cash flows and associated disclosures.

Other amendments that have been issued by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Group’s consolidated financial statements upon adoption.

3. Fair Value Disclosures

The following table presents the Group’s financial instruments by level within the fair value hierarchy:

	Fair Value Measurement Using
(in US$’000)	Level 1	Level 2	Level 3	Total

As of June 30, 2016
Cash and cash equivalents	75,952	—	—	75,952
Short-term investments	46,587	—	—	46,587

As of December 31, 2015
Cash and cash equivalents	31,941	—	—	31,941

Accounts receivable, other receivables, amounts due from related parties, accounts payable and amounts due to related parties are carried at cost, which approximates fair value due to the short-term nature of these financial instruments and are therefore, excluded from the above table. The carrying values of bank borrowings also approximate their fair values.

Hutchison China MediTech Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

4. Inventories

Inventories consisted of the following:

	June 30,	December 31,
	2016	2015
	(in US$’000)

Raw materials	443	753
Finished goods	7,480	8,802
	7,923	9,555

Movements on the provision for excess and obsolete inventories are as follows:

	2016	2015
	(in US$’000)

As at January 1	25	34
Decrease due to sale of inventories	(20)	(6)
Exchange difference	(1)	—
As at June 30	4	28

5. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	June 30,	December 31,
	2016	2015
	(in US$’000)
Cost
Buildings	2,332	2,392
Leasehold improvements	6,162	5,989
Plant and equipment	86	88
Furniture and fixtures, other equipment and motor vehicles	13,814	12,806
Construction in progress	406	567
Total Cost	22,800	21,842
Less: Accumulated depreciation	14,027	13,335
	8,773	8,507

The movements in accumulated depreciation are as follows:

	2016	2015
	(in US$’000)

As at January 1	13,335	12,501
Exchange differences	(341)	2
Depreciation	1,082	841
Disposals	(49)	(3)
As at June 30	14,027	13,341

Hutchison China MediTech Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

6. Investments in Equity Investees

Investments in equity investees comprised the following:

	June 30,	December 31,
	2016	2015
	(in US$’000)

Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited (“HBYS”)	64,732	60,762
Shanghai Hutchison Pharmaceuticals Limited (“SHPL”)	50,324	49,709
Nutrition Science Partners Limited (“NSPL”)	18,954	9,046
Others	227	239
	134,237	119,756

Summarized financial information for the significant equity investees HBYS, SHPL and NSPL are as follows:

(i)  Summarized balance sheets

	Commercial Platform				Innovation Platform
	Consumer Health		Prescription Drugs		Drug R&D
	HBYS		SHPL		NSPL
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2016	2015	2016	2015	2016	2015
	(in US$’000)

Current assets	138,394	114,383	127,366	129,456	9,117	3,034
Non-current assets	94,473	88,263	102,026	95,513	30,000	30,000
Current liabilities	(77,688)	(61,467)	(127,746)	(124,617)	(1,208)	(14,941)
Non-current liabilities	(18,662)	(16,116)	(6,999)	(7,089)	—	—
Net assets	136,517	125,063	94,647	93,263	37,909	18,093
Non-controlling interests	(7,054)	(3,540)	—	—	—	—
	129,463	121,523	94,647	93,263	37,909	18,093

(ii)  Summarized statements of operations

	Commercial Platform				Innovation Platform
	Consumer Health		Prescription Drugs		Drug R&D
	HBYS		SHPL		NSPL (note (a))
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015	2016	2015
	(in US$’000)

Revenue	122,746	125,878	126,846	103,934	—	—
Gross profit	54,873	57,424	90,743	74,574	—	—
Depreciation and amortization	(1,506)	(1,818)	(541)	(1,437)	—	—
Interest income	124	379	385	128	—	—
Finance cost	(87)	(95)	—	—	—	—
Income/(loss) before taxes	20,494	23,054	35,482	27,741	(4,184)	(3,974)
Income tax expense	(3,320)	(3,760)	(5,925)	(4,251)	—	—
Non-controlling interests	(37)	(67)	—	—	—	—
Net income/(loss) attributable to the company	17,137	19,227	29,557	23,490	(4,184)	(3,974)

Hutchison China MediTech Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

6. Investments in Equity Investees (Continued)

(ii)  Summarized statements of operations (Continued)

Notes:

(a)    NSPL only incurs research and development expenses for the six months ended June 30, 2016 and 2015.

(b)    The net loss for other individual immaterial equity investees for the six months ended June 30, 2016 and 2015 is approximately US$8,000 and US$7,000 respectively.

(iii)  Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented to the carrying amount of investments in equity investees is as follows:

	Commercial Platform				Innovation Platform
	Consumer Health		Prescription Drugs		Drug R&D
	HBYS		SHPL		NSPL
	2016	2015	2016	2015	2016	2015
	(in US$’000)

Opening net assets at January 1	125,063	115,308	93,263	71,906	18,093	25,645
Net income/(loss) attributable to the company	17,137	19,227	29,557	23,490	(4,184)	(3,974)
Investments	—	—	—	—	10,000	—
Capitalization of loans	—	—	—	—	14,000	—
Dividend declared	(6,000)	(6,410)	(25,833)	(6,410)	—	—
Other comprehensive income and non-controlling interests	317	117	(2,340)	85	—	—
Closing net assets at June 30	136,517	128,242	94,647	89,071	37,909	21,671
Group’s share of net assets	68,259	64,121	47,324	44,536	18,954	10,835
Goodwill	—	—	3,000	3,204	—	—
Non-controlling interests	(3,527)	(1,933)	—	—	—	—
Carrying value	64,732	62,188	50,324	47,740	18,954	10,835

7. Bank Borrowings

In February 2016, the Group through its subsidiary, entered into a facility agreement with banks for the provision of unsecured credit facilities in the aggregate amount of HK$468.0 million (equivalent to US$60.0 million). These credit facilities include (i) a HK$156.0 million (equivalent to US$20.0 million) term loan facility with a term of 18 months and an annual interest rate of 1.35% over HIBOR, and (ii) a HK$312.0 million (equivalent to US$40.0 million) revolving loan facility with a term of 12 months and an annual interest rate of 1.30% over HIBOR. These credit facilities are guaranteed by the Company and include certain financial covenant requirements. No amount has been drawn from this facility as of June 30, 2016.

Hutchison China MediTech Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

7. Bank Borrowings (Continued)

The Group’s bank borrowings are repayable as follows:

	June 30,	December 31,
	2016	2015
	(in US$’000)

Within 1 year	15,077	23,077
Between 1 and 2 years	26,799	—
Between 2 and 3 years	—	26,768
	41,876	49,845

8. Commitments and Contingencies

(i) Lease commitments

The Group leases various factories and offices under non-cancellable operating lease agreements. Future aggregate minimum payments under non-cancellable operating leases as of the date indicated are as follows:

	June 30,	December 31,
	2016	2015
	(in US$’000)

Not later than one year	1,045	1,274
Between 1 to 2 years	318	519
Between 2 to 3 years	177	134
Between 3 to 4 years	119	129
Between 4 to 5 years	119	129
Later than five years	109	183
Total minimum lease payments	1,887	2,368

(ii) Capital commitments

The Group had the following capital commitments:

	June 30,	December 31,
	2016	2015
	(in US$’000)
Property, plant and equipment
Contracted but not provided for	499	593

In addition, the Group has also undertaken to provide the necessary additional funds for NSPL to finance its ongoing operations.

9. Ordinary Share

The Company is authorized to issue 75,000,000 ordinary shares.  On March 17, 2016 and April 13, 2016, the Company issued 3,750,000 and 330,000 ordinary shares, respectively in the form of ADS in a public offering on the NASDAQ.

A summary of ordinary shares transactions (in thousands) is as follows:

	2016	2015

Balance as at January 1	56,533	53,076
Issuances in relation to exercise of options	36	224
New ordinary shares issued	4,080	—
Balance as at June 30	60,649	53,300

Hutchison China MediTech Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

10. Share-based Compensation

(i)   Share-based Compensation of the Company

The Company conditionally adopted a share option scheme on June 4, 2005 (as amended on March 21, 2007) and another share option scheme on April 24, 2015 (collectively the “HCML Share Option Schemes”).  Pursuant to the HCML Share Option Schemes, the Board of Directors of the Company may, at its discretion, offer any employees and directors (including Executive and Non-executive Directors but excluding Independent Non-executive Directors) of the Company, holding companies of the Company and any of their subsidiaries or affiliates, and subsidiaries or affiliates of the Company share options to subscribe for shares of the Company.  The aggregate number of shares issuable under the HCML Share Option Schemes is 3,560,606 ordinary shares.

Share options granted are generally subject to a three-year or four-year vesting schedule, depending on the nature and the purpose of the grant.  Share options subject to three-year vesting schedule, in general, vest 33.3% upon the first anniversary of the vesting commencement date as defined in the grant letter, and 33.3% every subsequent year.  Share options subject to four-year vesting schedule, in general, vest 25% upon the first anniversary of the vesting commencement date as defined in the grant letter, and 25% every subsequent year.  No outstanding share options will be exercisable or subject to vesting after the expiry of a maximum of eight or ten years from the date of grant.

A summary of the Company’s share option activity and related information is as follows:

	Number of share options	Weighted- average exercise price in £ per share	Weighted- average remaining contractual life (years)	Aggregate intrinsic value (in £’000)

Outstanding at January 1, 2015	684,403	4.67
Granted	—	—
Exercised	(242,038)	3.77
Lapsed	—	—
Outstanding at December 31, 2015	442,365	5.16	6.53	10,061
Granted	693,686	19.70
Exercised	(36,224)	2.77
Lapsed	(3,750)	6.10
Outstanding at June 30, 2016	1,096,077	14.44	7.13	5,528
Vested and expected to vest at December 31, 2015	333,393	4.85	6.05	7,685
Vested and exercisable at December 31, 2015	291,015	4.67	5.77	6,762
Vested and expected to vest at June 30, 2016	1,083,703	14.43	7.12	5,475
Vested and exercisable at June 30, 2016	601,635	13.45	6.80	3,609

Hutchison China MediTech Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

10. Share-based Compensation (Continued)

(i)   Share-based Compensation of the Company (Continued)

The Company uses the Binomial model to estimate the fair value of share option awards using various assumptions that require management to apply judgment and make estimates, including:

Volatility

The Company calculated its expected volatility with reference to the historical volatility prior to the issuances of share options.

Risk-free Rate

The risk-free interest rates used in the Binomial model are with reference to the sovereign yield of the United Kingdom because the Company’s shares are currently listed on AIM and denominated in pounds sterling (£).

Dividends

The Company has not declared or paid any dividends and does not currently expect to do so in the foreseeable future, and therefore uses an expected dividend yield of zero in the Binomial model.

In determining the fair value of share options granted, the following assumptions were used in the Binomial model for awards granted in the periods indicated:

	Effective date of grant of share options
	June 24, 2011	December 20, 2013	June 15, 2016

Value of each share option	£1.841	£3.154	£8.830
Significant inputs into the valuation model:
Exercise price	£4.405	£6.100	£19.700
Share price at effective date of grant	£4.325	£6.100	£19.700
Expected volatility	46.6%	36.0%	37.1%
Risk-free interest rate	3.130%	3.160%	0.690%
Contractual life of share options	10 years	10 years	8 years
Expected dividend yield	0%	0%	0%

The following table summarizes the Company’s share option values:

	Six Months Ended June 30,
	2016	2015

Weighted-average grant-date fair value of share option granted during the period (£ per share)	8.83	—
Total intrinsic value of share options exercised (£’000)	548	1,675
Total intrinsic value of share options exercised (US$’000)	775	2,613

Hutchison China MediTech Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

10. Share-based Compensation (Continued)

(i)       Share-based Compensation of the Company (Continued)

Share-based Compensation Expense

The Company recognizes compensation expense for only the portion of options expected to vest, on a graded vesting approach over the requisite service period.  The following table presents share-based compensation expense included in the Group’s consolidated statements of operations:

	Six Months Ended
	June 30,
	2016	2015
	(in US$’000)

Research and development expenses	965	—
Administrative expenses	—	12
	965	12

As of June 30, 2016, the total unrecognized compensation cost was US$753,000, net of estimated forfeiture rates, and will be recognized on a graded vesting approach over the weighted-average remaining service period of 1.52 years.

Cash received from option exercises under the share option plan for the six months ended June 30, 2016 and 2015 was approximately US$145,000 and US$1,248,000 respectively. The Company will issue new shares to satisfy share options exercises.

(ii)      Share-based Compensation of a Subsidiary

Hutchison MediPharma Holdings Limited, a subsidiary of the Company, adopted a share option scheme on August 6, 2008 (as amended on April 15, 2011) and another share option scheme on December 17, 2014 (collectively the “HMHL Share Option Schemes”).  Pursuant to the HMHL Share Option Schemes, any employee or director of HMHL and any of its holding company, subsidiaries and affiliates is eligible to participate in the HMHL Share Option Schemes subject to the discretion of the board of directors of HMHL. The aggregate number of shares issuable under the HMHL Share Option Schemes is 9,622,414 ordinary shares.

Share options granted are generally subject to a four-year vesting schedule, depending on the nature and the purpose of the grant, share options subject to four-year vesting schedule, in general, vest 25% upon the first anniversary of the vesting commencement date as defined in the grant letter, and 25% every subsequent year.  No outstanding share options will be exercisable or subject to vesting after the expiry of a maximum of six or nine years from the date of grant.

On December 20, 2013, 2,485,189 share options were cancelled with the consent of the relevant eligible employees in exchange for new share options of the Company vesting over a period of four years and/or cash consideration payable over a period of four years.  This was accounted for as a modification of the original share options which did not result in any incremental fair value to the Group for the options in exchange for new share options under HCML Share Option Scheme.  For the share options in exchange for cash consideration, this was accounted for as a modification in classification that changed the award’s classification from equity-settled to a liability.

A liability has been recognized on the modification date taking into account the requisite service period that has been provided by the employee at the modification date. As at June 30, 2016, US$0.9 million have been recognized in other non-current liabilities.  As at December 31, 2015, US$0.9 million and US$0.8 million have been recognized in other non-current liabilities and other payables respectively.

Hutchison China MediTech Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

10. Share-based Compensation (Continued)

(ii)      Share-based Compensation of a Subsidiary (Continued)

On June 15, 2016, 1,187,372 share options pursuant to the HMHL Share Option Schemes were cancelled with the consent of the relevant eligible employees in exchange for 593,686 new share options of the Company pursuant to the HCML Share Option Schemes.  This was accounted for as a modification of the original share options granted which did not result in any incremental fair value to the Group.

A summary of the subsidiary’s share option activity and related information is as follows:

	Number of share options	Weighted- average exercise price in US$ per share	Weighted- average remaining contractual life (years)	Aggregate intrinsic value (in US$’000)

Outstanding at January 1, 2015	1,211,772	7.71
Granted	—	—
Exercised	(24,400)	2.34
Lapsed	—	—
Cancelled	—	—
Outstanding at December 31, 2015	1,187,372	7.82	7.97	32,292
Granted	—	—
Exercised	—	—
Lapsed	—	—
Cancelled	(1,187,372)	7.82
Outstanding at June 30, 2016	—	—	—	—
Vested and expected to vest at December 31, 2015	759,918	7.82	7.97	20,667
Vested and exercisable at December 31, 2015	593,686	7.82	7.97	16,146

The following table summarizes the subsidiary’s share option values:

	Six Months Ended
	June 30,
	2016	2015
	(in US$’000)

Total intrinsic value of share options exercised	—	5

Share-based Compensation Expense

The subsidiary recognizes compensation expense for only the portion of options expected to vest, on a graded vesting approach over the requisite service period.  The following table presents share-based compensation expense included in the Group’s consolidated statements of operations:

	Six Months Ended
	June 30,
	2016	2015
	(in US$’000)

Research and development expenses	195	263

Cash received from option exercises under the share option plan for the six months ended June 30, 2016 and 2015 was nil and US$2,000 respectively.

Hutchison China MediTech Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

10. Share-based Compensation (Continued)

(iii)   Long-term Incentive Plan (“LTIP”)

The Company granted awards under LTIP on October 19, 2015.  The LTIP awards grant to participating directors or employees a conditional right to receive ordinary shares of the Company or the equivalent ADS (collectively the “Ordinary Shares”), to be purchased by a trustee consolidated by the Company (the “Trustee”) up to a maximum cash amount depending upon the achievement of annual performance targets for each financial year of the Company stipulated in the LTIP awards.  The Trustee has been set up solely for the purpose of purchasing and holding the Ordinary Shares during the vesting period on behalf of the Group using funds provided by the Group.

On the determination date, the Company will determine the cash amount, based on the actual achievement of each annual performance target, for the Trustee to purchase the Ordinary Shares.  The Ordinary Shares will then be held by the Trustee until they are vested.  Vesting will occur one business day after the publication date of the annual report of the Company for the financial year falling two years after the financial year to which the LTIP award relates.  Vesting will also depend upon continued employment of the award holder with the Group and will otherwise be at the discretion of the Board of Directors of the Group.  The initial LTIP awards will cover a three-year period from 2014 to 2016 (the “LTIP Period”).  The maximum cash amount per annum for the LTIP Period stipulated in the LTIP awards is approximately US$1.8 million.

LTIP awards prior to the determination date

As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management’s assessment on the achievement of the performance target has been assigned to calculate the amount to be recognized as an expense over the requisite period with corresponding entry to liability. As at June 30, 2016 approximately US$177,000 was recorded as compensation expense with a corresponding liability for LTIP awards prior to the determination date.

LTIP awards after the determination date

Upon the determination date, if the performance target is achieved, the Company will pay the fixed monetary amount to the Trustee to purchase the Ordinary Shares. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid-in capital, as an equity-settled award. If the performance target is not achieved, no Ordinary Shares of the Company will be purchased and the amount previously recorded in the liability will be reversed through profit or loss.

On March 24, 2016, the Company granted additional awards under LTIP up to a maximum cash amount of US$312,500 that do not stipulate performance targets. Shares under this LTIP award are subject to a four-year vesting schedule, 25% upon the first anniversary of the vesting commencement date as defined in the award letter, and 25% every subsequent year.

During the six months ended June 30, 2016, approximately US$604,000 was paid to the Trustee and debited to the additional paid-in capital as treasury shares and approximately US$684,000 was recorded as a compensation expense with a credit to additional paid-in capital.

As at June 30, 2016, the number of Ordinary Shares purchased and held by the Trustee was 62,921 amounting to approximately US$2.4 million, with none and US$5,000 of the LTIP awards vested and forfeited, respectively.  Other than the treasury shares, the Trustee does not have any assets or liabilities as at June 30, 2016.

Hutchison China MediTech Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

10. Share-based Compensation (Continued)

(iii)  Long-term Incentive Plan (Continued)

The following table presents the expenses recognized under the LTIP awards:

	Six Months Ended
	June 30,
	2016	2015
	(in US$’000)

Research and development expenses	409	—
Administrative expenses	377	—
	786	—

As of June 30, 2016, the total unrecognized compensation cost was approximately US$2,191,000 net of the estimated probability rate, and will be recognized over the requisite period.

11. Revenue from License and Collaboration Agreements — Third Parties

The Group recognized revenue from license and collaboration agreements — third parties of US$18.1 million and US$23.2 million for the six months ended June 30, 2016 and 2015 respectively, which consisted of the following:

	Six Months Ended June 30,
	2016	2015
	(in US$’000)

Milestone revenue	9,931	10,000
Amortisation of upfront payment	856	546
Research and development services	7,301	12,702
	18,088	23,248

These are mainly from 2 license and collaboration agreements as follows:

License and collaboration agreement with Eli Lilly

On October 8, 2013, the Group entered into a licensing, co-development and commercialization agreement in China with Eli Lilly relating to fruquintinib, a targeted oncology therapy for the treatment of various types of solid tumors.

Under the terms of this agreement, the Group did not recognize any milestone revenue in relation to this contract for the six months ended June 30, 2016. For the six months ended June 30, 2015, the Group recognized US$10.0 million milestone revenues in relation to the achievement of the “proof of concept” milestone for one indication.  The Group recognized US$0.8 million and US$0.5 million revenue from amortization of the up-front payment during the six months ended June 30, 2016 and 2015 respectively. In addition, the Group recognized US$6.0 million and US$10.6 million for the provision of research and development services for the six months ended June 30, 2016 and 2015 respectively.

License and collaboration agreement with AstraZeneca

On December 21, 2011, the Group and AstraZeneca (“AZ”) entered into a global licensing, co-development, and commercialization agreement for volitinib (name subsequently changed to ‘savolitinib’), a novel targeted therapy and a highly selective inhibitor of the c-Met receptor tyrosine kinase for the treatment of cancer.

Under the terms of this agreement, the Group recognized US$9.9 million milestone revenue for the six months ended June 30, 2016 in relation to the Phase IIb initiation milestone for the primary indication. The Group did not recognize any milestone revenue for the six months ended June 30, 2015.  The Group also recognized US$1.3 million and US$2.1 million for the provision of research and development services for the six months ended June 30, 2016 and 2015 respectively.

Hutchison China MediTech Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

12. Government Incentives

The Group receives government grants from the PRC Government.  During the six months ended June 30, 2016 and 2015, the Group received government grants of US$1,153,000 and US$1,192,000 respectively.

The government grants recorded as a reduction to research and development expenses for the six months ended June 30, 2016 and 2015 was US$608,000 and US$360,000 respectively.

13. Significant Related Party Transactions

The Group has the following significant transactions during the period with related parties which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

	Six Months Ended
	June 30,
	2016	2015
	(in US$’000)
(a) Transactions with related parties:

Sales of goods to
- Indirect subsidiaries of CK Hutchison	5,398	4,772

Revenue from research and development services
- Equity investees	3,815	2,362

Purchase of goods from
- A non-controlling shareholder of a subsidiary	5,998	5,750
- Equity investees	62	3,950
	6,060	9,700

Rendering of marketing services from
- Indirect subsidiaries of CK Hutchison	273	465
- An equity investee	4,258	1,919
	4,531	2,384

Rendering of management service from
- An indirect subsidiary of CK Hutchison	437	422

Interest paid to
- An indirect subsidiary of CK Hutchison	84	—
- An immediate holding company	—	68
- A non-controlling shareholder of a subsidiary	47	42
	131	110
Guarantee fee on bank loan to
- An indirect subsidiary of CK Hutchison	234	234

Hutchison China MediTech Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

13. Significant Related Party Transactions (Continued)

	June 30,	December 31,
	2016	2015
	(in US$’000)
(b) Balances with related parties included in:

Accounts receivable from related parties:
- Indirect subsidiaries of CK Hutchison (note (i))	2,070	1,379
- An equity investee (note (i))	608	490
	2,678	1,869

Accounts payable due to a related party:
- A non-controlling shareholder of a subsidiary (note (i))	4,547	3,521

Amounts due from related parties:
- Indirect subsidiaries of CK Hutchison (note (i))	109	136
- Equity investees (note (i))	936	2,157
- Loan to an equity investee (note (ii))	—	7,000
	1,045	9,293

Amounts due to related parties:
- Immediate holding company (note (iii))	2,937	1,775
- Indirect subsidiaries of CK Hutchison (note (i))	104	20
- An equity investee (note (i))	2,960	1,898
- Loan from a non-controlling shareholder of a subsidiary (note (iv))	2,550	2,550
	8,551	6,243

Non-controlling shareholders:
- Loan from a non-controlling shareholder of a subsidiary (note (v))	579	579
- Interest payable due to a non-controlling shareholder of a subsidiary	152	105
	731	684

Deferred income:
- An equity investee (note (vi))	1,964	2,132

Other non-current liabilities:
- Immediate holding company (note (iii))	9,000	9,000

Notes:

(i)     Other balances with related parties are unsecured, interest-free and repayable on demand.  The carrying values of balances with related parties approximate their fair values due to their short-term maturities.

(ii)    Loan to an equity investee is unsecured, interest-bearing (with waiver of interest) as at December 31, 2015.  The loan has been capitalized on June 8, 2016 and included in investment in equity investees as at June 30, 2016.

(iii)   Amount due to immediate holding company is unsecured, interest-bearing.  As of June 30, 2016, approximately US$2,937,000 (December 31, 2015: US$1,775,000) is repayable within one year or repayable on demand and approximately US$9,000,000 is repayable within three years from December 2017.

Hutchison China MediTech Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

13. Significant Related Party Transactions (Continued)

Notes (Continued):

(iv)   Loan from a non-controlling shareholder of a subsidiary is unsecured and interest-bearing and is repayable in December 2016.

(v)    Loan from a non-controlling shareholder of a subsidiary is unsecured, interest-bearing (with waiver of interest) and is recorded in other non-current liabilities.

(vi)   Deferred income represents amount recognized from granting of promotion and marketing rights.

14. Income Taxes

Income tax expense is based on the Group’s estimate of the annual effective income tax rate expected for the full financial year.  The estimated annual income tax rate used for the year ended December 31, 2015 is 22%.  The estimated annual income tax rate used for the six months ended June 30, 2016 is 22%.

Subsidiaries where ordinary losses are expected for the full financial year and where no benefits are expected to be recognized from those losses are excluded from the computation of the overall estimated annual effective income tax rate.  A full valuation allowance against these tax losses resulted in a separate effective tax rate of nil.

Tax on undistributed earnings of equity investees, which gives rise to deferred tax liabilities, was calculated on a separate estimated annual effective tax rate of 5%.

15. Earnings/(Losses) per Share

(a) Basic earnings/(losses) per share

Basic earnings/(losses) per share is calculated by dividing the net income/(loss) attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares in issue during the year.

	Six Months Ended
	June 30,
	2016	2015

Weighted average number of outstanding ordinary shares in issue	58,822,425	53,172,325

Net income (US$’000)	2,794	18,064
Net income attributable to non-controlling interests (US$’000)	(2,257)	(2,115)
Accretion on redeemable non-controlling interests (US$’000)	—	(42,015)
Net income/(loss) for the period attributable to ordinary shareholders of the Company (US$’000)	537	(26,066)
Earnings/(losses) per share attributable to ordinary shareholders of the Company (US$ per share)	0.01	(0.49)

(b) Diluted earnings/(losses) per share

Diluted earnings/(losses) per share is calculated by dividing net income/(losses) attributable to ordinary shareholders, by the weighted average number of ordinary and dilutive ordinary share equivalent outstanding during the period.  Dilutive ordinary share equivalents include shares issuable upon the exercise or settlement of share-based awards issued by the Company and its subsidiaries using the treasury stock method.

Hutchison China MediTech Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

15. Earnings/(Losses) per Share (Continued)

(b) Diluted earnings/(losses) per share (Continued)

	Six Months Ended
	June 30,
	2016	2015

Weighted average number of outstanding ordinary shares in issue	58,822,425	53,172,325
Adjustment for share options	303,660	—
	59,126,085	53,172,325

Net income/(loss) for the period attributable to ordinary shareholders of the Company (US$’000)	537	(26,066)

Earnings/(losses) per share attributable to ordinary shareholders of the Company (US$ per share)	0.01	(0.49)

For the period ended June 30, 2015, share options issued by the Company were not included in the calculation of diluted loss per share because of their anti-dilutive effect.

16. Segment Reporting

The performance of the reportable segments are assessed based on two measurements: (a) earnings or losses of subsidiaries before interest income, finance costs and tax expenses (“EBIT/(LBIT)”) and (b) equity in earnings of equity investees, net of tax.

The segment information for the reportable segments is as follows:

	For the six months ended June 30, 2016
	Innovation Platform	Commercial Platform
	Drug R&D	Prescription Drugs	Consumer Health		Reportable segment
	PRC	PRC	PRC	Hong Kong	Total	Unallocated	Total
	(in US$’000)
Revenue from external customers	22,258	67,614	2,704	11,941	104,517	—	104,517

EBIT/(LBIT)	(11,708)	1,463	(1,120)	1,166	(10,199)	(5,949)	(16,148)
Interest income	25	19	15	1	60	129	189
Equity in earnings of equity investees, net of tax	(2,096)	14,779	8,568	—	21,251	—	21,251

Operating profit/(loss)	(13,779)	16,261	7,463	1,167	11,112	(5,820)	5,292
Interest expenses	—	—	—	47	47	764	811
Additions to non-current assets (other than financial instrument and deferred tax assets)	1,440	19	14	50	1,523	47	1,570
Depreciation/ amortization	1,041	52	5	10	1,108	25	1,133
Income tax expense	—	434	(279)	150	305	1,382	1,687

Hutchison China MediTech Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

16. Segment Reporting (Continued)

	As at June 30, 2016
	Innovation Platform	Commercial Platform
	Drug R&D	Prescription Drugs	Consumer Health		Reportable segment
	PRC	PRC	PRC	Hong Kong	Total	Unallocated	Total
	(in US$’000)

Total assets	63,977	100,392	68,996	10,523	243,888	78,955	322,843
Property, plant and equipment	8,510	120	35	47	8,712	61	8,773
Leasehold land	1,291	—	—	—	1,291	—	1,291
Goodwill	—	2,875	407	—	3,282	—	3,282
Other intangible asset	—	523	—	—	523	—	523
Investments in equity investees	19,181	50,324	64,732	—	134,237	—	134,237

	For six months ended June 30, 2015
	Innovation Platform	Commercial Platform
	Drug R&D	Prescription Drugs	Consumer Health		Reportable segment
	PRC	PRC	PRC	Hong Kong	Total	Unallocated	Total
	(in US$’000)

Revenue from external customers	26,927	45,409	1,742	8,407	82,485	—	82,485

EBIT/(LBIT)	3,997	322	(60)	534	4,793	(4,547)	246
Interest income	18	73	21	—	112	206	318
Equity in earning investees, net of tax	(1,991)	11,745	9,614	—	19,368	—	19,368

Operating profit/(loss)	2,024	12,140	9,575	534	24,273	(4,341)	19,932
Interest expenses	—	—	—	42	42	665	707
Additions to non-current assets (other than financial instrument and deferred tax assets)	1,436	9	1	—	1,446	—	1,446
Depreciation/ amortization	821	47	5	3	876	20	896
Income tax expense	—	116	—	46	162	999	1,161

Hutchison China MediTech Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

16. Segment Reporting (Continued)

	As at December 31, 2015
	Innovation Platform	Commercial Platform
	Drug R&D	Prescription Drugs	Consumer Health		Reportable segment
	PRC	PRC	PRC	Hong Kong	Total	Unallocated	Total
	(in US$’000)
Total assets	49,545	97,572	66,552	8,651	222,320	7,279	229,599
Property, plant and equipment	8,312	122	27	7	8,468	39	8,507
Leasehold land	1,343	—	—	—	1,343	—	1,343
Goodwill	—	2,925	407	—	3,332	—	3,332
Other intangible asset	—	571	—	—	571	—	571
Investments in equity investees	9,285	49,709	60,762	—	119,756	—	119,756

Revenue from external customers is after elimination of inter-segment sales.  The amount eliminated attributable to sales within Consumer Health business from Hong Kong to the PRC of nil and US$1,283,000 for the periods ended June 30, 2016 and 2015.

Sales between segments are carried out at mutually agreed terms.

There was one customer under Innovation Platform who accounted for 26% of the Group’s revenue for the six months ended June 30, 2015.

Unallocated expenses mainly represent corporate expenses which include corporate employee benefit expenses.  Unallocated assets mainly comprise cash at banks.

A reconciliation of EBIT/(LBIT) for reportable segments to net income is provided as follows:

	June 30,	June 30,
	2016	2015
	(in US$’000)

EBIT/(LBIT)	(10,199)	4,793
Unallocated expenses	(5,949)	(4,547)
Interest income	189	318
Equity in earnings of equity investees, net of tax	21,251	19,368
Finance costs	(811)	(707)
Income taxes	(1,687)	(1,161)
Net income	2,794	18,064

Hutchison China MediTech Limited

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

17. Litigation

From time to time, the Group may become involved in litigation relating to claims arising from the ordinary course of business.  The Group believes that there are currently no claims or actions pending against the Group, the ultimate disposition of which could have a material adverse effect on the Group’s results of operations, financial condition or cash flows.  However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future.  When an unfavourable outcome occurs, there exists the possibility of a material adverse impact on the Group’s financial position and results of operations for the periods in which the unfavourable outcome occurs, and potentially in future periods.

18. Subsequent Events

The Group evaluated subsequent events through August 1, 2016.

In July 2016, the Group entered into an amendment to the global licensing, co-development, and commercialization agreement with AZ. Under the terms of the amendment, the Group shall pay for up to a maximum of US$50 million of phase III clinical trial costs related to developing savolitinib for papillary renal cell carcinoma. In return, AZ agrees to increase ex-China royalties on net sales by an additional 5% over the royalties stipulated in the original agreement until cumulative additional royalties paid reaches US$250 million, after which the additional royalty decreases to 3% for 24 months and then 1.5% thereafter.